Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries Consolidated Financial Statements for the Nine Months Ended September 30, 2017 and 2016 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of September 30, 2017 and 2016, and the related consolidated statements of comprehensive income for the three months ended September 30, 2017 and 2016, and for the nine months ended September 30, 2017 and 2016, as well as the consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2017 and 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

We conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
Republic of China

November 6, 2017

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent accountants’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2017 (Reviewed)		December 31, 2016 (Audited)		September 30, 2016 (Reviewed)
ASSETS	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$25,466,108	6	$31,100,342	7	$10,844,060	3
Financial assets at fair value through profit or loss (Note 7)	1,878	—	217	—	227	—
Hedging derivative financial assets (Note 21)	537	—	—	—	30	—
Held-to-maturity financial assets (Note 9)	—	—	2,139,892	—	3,090,517	1
Trade notes and accounts receivable, net (Note 10)	29,833,115	7	31,022,488	7	35,714,493	8
Receivables from related parties (Note 39)	41,012	—	13,799	—	20,152	—
Inventories (Notes 11 and 40)	9,041,373	2	7,422,774	2	7,869,366	2
Prepayments (Notes 12 and 39)	5,142,945	1	2,978,462	1	6,040,057	1
Other current monetary assets (Note 13)	5,446,951	1	4,820,424	1	4,148,857	1
Other current assets (Notes 20 and 40)	2,744,782	1	2,121,777	—	2,464,468	—

Total current assets	77,718,701	18	81,620,175	18	70,192,227	16

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	3,036,199	1	2,521,027	1	2,544,826	1
Financial assets carried at cost (Note 14)	2,237,376	—	2,242,820	—	2,237,133	—
Investments accounted for using equity method (Note 16)	2,553,947	1	2,602,859	1	2,521,308	1
Property, plant and equipment (Notes 17, 39 and 40)	283,501,050	65	291,169,760	65	285,349,723	66
Investment properties (Note 18)	8,094,492	2	8,114,533	2	7,888,351	2
Intangible assets (Note 19)	44,792,194	10	47,353,424	11	48,043,813	11
Deferred income tax assets (Note 3)	2,373,000	1	2,322,226	—	1,024,249	—
Net defined benefit assets (Notes 3 and 28)	958,400	—	918,636	—	2,871,057	1
Prepayments (Notes 12 and 39)	3,614,264	1	3,241,060	1	3,273,475	1
Other noncurrent assets (Notes 20 and 40)	6,047,244	1	5,025,985	1	4,956,648	1

Total noncurrent assets	357,208,166	82	365,512,330	82	360,710,583	84

TOTAL	$434,926,867	100	$447,132,505	100	$430,902,810	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 22 and 40)	$423,000	—	$138,000	—	$138,000	—
Financial liabilities at fair value through profit or loss (Note 7)	—	—	1,356	—	9,568	—
Hedging derivative financial liabilities (Note 21)	—	—	586	—	—	—
Trade notes and accounts payable (Note 24)	17,643,423	4	18,809,664	5	18,486,267	5
Payables to related parties (Note 39)	586,248	—	762,073	—	527,719	—
Current tax liabilities (Note 3)	2,891,477	1	2,467,551	1	681,891	—
Other payables (Note 25)	20,331,708	5	26,418,336	6	21,134,389	5
Provisions (Note 26)	146,151	—	118,872	—	96,476	—
Advance receipts (Note 27)	9,171,362	2	10,059,321	2	9,429,743	2
Current portion of long-term loans (Notes 23 and 40)	1,600,000	—	—	—	—	—
Other current liabilities	1,213,486	—	1,329,836	—	1,327,981	—

Total current liabilities	54,006,855	12	60,105,595	14	51,832,034	12

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 40)	—	—	1,600,000	—	1,600,000	—
Deferred income tax liabilities (Note 3)	1,446,192	—	1,464,220	—	666,498	—
Provisions (Note 26)	68,251	—	65,942	—	60,223	—
Customers’ deposits (Note 39)	4,548,472	1	4,609,580	1	4,522,574	1
Net defined benefit liabilities (Notes 3 and 28)	1,566,566	—	1,536,814	—	1,389,198	—
Deferred revenue	3,611,569	1	3,546,192	1	3,550,068	1
Other noncurrent liabilities	3,547,716	1	3,004,492	1	2,997,950	1

Total noncurrent liabilities	14,788,766	3	15,827,240	3	14,786,511	3

Total liabilities	68,795,621	15	75,932,835	17	66,618,545	15

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 15 and 29)
Common stocks	77,574,465	18	77,574,465	17	77,574,465	18

Additional paid-in capital	169,446,456	39	168,542,486	38	168,543,064	39

Retained earnings
Legal reserve	77,574,465	18	77,574,465	17	77,574,465	18
Special reserve	2,680,823	1	2,675,419	1	2,675,419	1
Unappropriated earnings	30,192,271	7	38,342,317	9	32,306,208	8

Total retained earnings	110,447,559	26	118,592,201	27	112,556,092	27

Other adjustments	350,310	—	(5,404)	—	(612,823)	—

Total equity attributable to stockholders of the parent	357,818,790	83	364,703,748	82	358,060,798	84
NONCONTROLLING INTERESTS (Notes 15 and 29)	8,312,456	2	6,495,922	1	6,223,467	1

Total equity	366,131,246	85	371,199,670	83	364,284,265	85

TOTAL	$434,926,867	100	$447,132,505	100	$430,902,810	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended September 30				Nine Months Ended September 30
	2017		2016		2017		2016
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 30, 39 and 44)	$56,424,903	100	$58,517,979	100	$166,629,444	100	$171,657,564	100
OPERATING COSTS (Notes 11, 28, 31, 39 and 44)	35,655,368	63	38,515,425	66	105,354,095	63	108,874,303	63

GROSS PROFIT	20,769,535	37	20,002,554	34	61,275,349	37	62,783,261	37

OPERATING EXPENSES (Notes 28, 31, 39 and 44)
Marketing	6,269,260	11	6,451,774	11	18,704,753	11	18,456,294	11
General and administrative	1,121,105	2	1,107,253	2	3,442,742	2	3,361,527	2
Research and development	945,763	2	942,453	2	2,825,042	2	2,788,163	2

Total operating expenses	8,336,128	15	8,501,480	15	24,972,537	15	24,605,984	15

OTHER INCOME AND EXPENSES (Note 31)	(16,875)	—	(10,073)	—	(33,620)	—	(27,115)	—

INCOME FROM OPERATIONS	12,416,532	22	11,491,001	19	36,269,192	22	38,150,162	22

NON-OPERATING INCOME AND EXPENSES
Interest income	51,692	—	46,303	—	158,658	—	150,347	—
Other income (Notes 31 and 39)	130,052	—	290,768	—	634,303	—	1,061,419	1
Other gains and losses (Notes 31 and 39)	(84,962)	—	12,586	—	(84,984)	—	19,588	—
Interest expenses	(5,617)	—	(5,106)	—	(16,384)	—	(14,742)	—
Share of profits of associates and joint ventures accounted for using equity method (Note 16)	74,687	—	44,332	—	294,307	—	287,257	—

Total non-operating income and expenses	165,852	—	388,883	—	985,900	—	1,503,869	1

INCOME BEFORE INCOME TAX	12,582,384	22	11,879,884	19	37,255,092	22	39,654,031	23

INCOME TAX EXPENSE (Notes 3 and 32)	2,083,099	4	1,961,556	3	6,134,236	4	6,475,296	4

NET INCOME	10,499,285	18	9,918,328	16	31,120,856	18	33,178,735	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	9,810	—	(131,398)	—	(175,207)	—	(220,596)	—
Unrealized gain (loss) on available-for-sale financial assets (Note 31)	544,383	1	(91,031)	—	515,172	—	(698,001)	—
Cash flow hedges (Notes 21 and 31)	(521)	—	3,459	—	1,124	—	(468)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended September 30				Nine Months Ended September 30
	2017		2016		2017		2016
	Amount	%	Amount	%	Amount	%	Amount	%
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures (Note 16)	$(132)	—	$(2,394)	—	$(3,175)	—	$(3,768)	—
Income tax benefit (expense) relating to items that may be reclassified subsequently (Note 32)	224	—	251	—	2,053	—	(101)	—

Total other comprehensive income (loss), net of income tax	553,764	1	(221,113)	—	339,967	—	(922,934)	—

TOTAL COMPREHENSIVE INCOME	$11,053,049	19	$9,697,215	16	$31,460,823	18	$32,255,801	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,153,411	18	$9,576,794	16	$30,191,883	18	$32,306,109	19
Noncontrolling interests	345,874	—	341,534	—	928,973	—	872,626	—

	$10,499,285	18	$9,918,328	16	$31,120,856	18	$33,178,735	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,701,734	19	$9,373,459	16	$30,547,597	18	$31,424,567	19
Noncontrolling interests	351,315	—	323,756	—	913,226	—	831,234	—

	$11,053,049	19	$9,697,215	16	$31,460,823	18	$32,255,801	19

EARNINGS PER SHARE (Note 33)
Basic	$1.31		$1.23		$3.89		$4.16

Diluted	$1.31		$1.23		$3.89		$4.16

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 15, 21 and 29)
						Other Adjustments
						Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets

			Retained Earnings							Noncontrolling Interests (Notes 15 and 29)
		Additional			Unappropriated Earnings
	Common Stock	Paid-in Capital	Legal Reserve	Special Reserve				Cash Flow Hedges	Total		Total Equity
BALANCE, JANUARY 1, 2016	$77,574,465	$168,095,615	$77,574,465	$2,675,419	$42,551,245	$177,257	$90,964	$498	$368,739,928	$5,269,075	$374,009,003
Appropriation of 2015 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(42,551,146)	—	—	—	(42,551,146)	—	(42,551,146)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(709,971)	(709,971)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(503)	—	—	—	—	—	—	(503)	680	177
Partial disposal of interests in subsidiaries	—	58,206	—	—	—	—	—	—	58,206	25,422	83,628
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	389,740	—	—	—	—	—	—	389,740	785,769	1,175,509
Net income for the nine months ended September 30, 2016	—	—	—	—	32,306,109	—	—	—	32,306,109	872,626	33,178,735
Other comprehensive loss for the nine months ended September 30, 2016	—	—	—	—	—	(182,918)	(698,156)	(468)	(881,542)	(41,392)	(922,934)

Total comprehensive income for the nine months ended September 30, 2016	—	—	—	—	32,306,109	(182,918)	(698,156)	(468)	31,424,567	831,234	32,255,801

Share-based payment transactions of subsidiaries	—	6	—	—	—	—	—	—	6	16,961	16,967
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	4,297	4,297

BALANCE, SEPTEMBER 30, 2016	$77,574,465	$168,543,064	$77,574,465	$2,675,419	$32,306,208	$(5,661)	$(607,192)	$30	$358,060,798	$6,223,467	$364,284,265

BALANCE, JANUARY 1, 2017	$77,574,465	$168,542,486	$77,574,465	$2,675,419	$38,342,317	$46,068	$(50,885)	$(587)	$364,703,748	$6,495,922	$371,199,670
Appropriation of 2016 earnings
Special Reserve	—	—	—	5,404	(5,404)	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(38,336,525)	—	—	—	(38,336,525)	—	(38,336,525)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(942,482)	(942,482)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	12,523	—	—	—	—	—	—	12,523	1,916	14,439
Partial disposal of interests in subsidiaries	—	76,714	—	—	—	—	—	—	76,714	29,217	105,931
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	803,342	—	—	—	—	—	—	803,342	1,753,711	2,557,053
Net income for the nine months ended September 30, 2017	—	—	—	—	30,191,883	—	—	—	30,191,883	928,973	31,120,856
Other comprehensive income (loss) for the nine months ended September 30, 2017	—	—	—	—	—	(163,736)	518,326	1,124	355,714	(15,747)	339,967

Total comprehensive income for the nine months ended September 30, 2017	—	—	—	—	30,191,883	(163,736)	518,326	1,124	30,547,597	913,226	31,460,823

Share-based payment transactions of subsidiaries	—	2,074	—	—	—	—	—	—	2,074	15,825	17,899
Net increase in noncontrolling interests	—	9,317	—	—	—	—	—	—	9,317	45,121	54,438

BALANCE, SEPTEMBER 30, 2017	$77,574,465	$169,446,456	$77,574,465	$2,680,823	$30,192,271	$(117,668)	$467,441	$537	$357,818,790	$8,312,456	$366,131,246

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$37,255,092	$39,654,031
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	21,224,411	21,826,739
Amortization	2,687,735	2,518,005
Provision for doubtful accounts	461,764	523,862
Interest expenses	16,384	14,742
Interest income	(158,658)	(150,347)
Dividend income	(327,861)	(371,312)
Compensation cost of share-based payment transactions	17,899	16,967
Share of profits of associates and joint ventures accounted for using equity method	(294,307)	(287,257)
Provision for inventory and obsolescence	23,351	167,990
Loss on disposal of investments accounted for using equity method	—	409
Gain on disposal of financial instruments	(2,705)	(43)
Loss on disposal of property, plant and equipment	33,620	27,115
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(3,234)	9,355
Loss (gain) on foreign exchange, net	74,294	(33,650)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	217	149
Trade notes and accounts receivable	1,004,382	(9,020,780)
Receivables from related parties	(27,213)	21,904
Inventories	(1,641,950)	742,834
Prepayments	(2,537,687)	(3,032,693)
Other current monetary assets	(394,463)	(623,388)
Other current assets	(623,005)	(128,547)
Increase (decrease) in:
Trade notes and accounts payable	(1,166,289)	2,192,611
Payables to related parties	(175,825)	(83,381)
Other payables	(3,420,268)	(2,850,729)
Provisions	29,588	(91,205)
Advance receipts	(309,884)	(126,047)
Other current liabilities	(77,837)	4,752
Deferred revenue	65,377	(65,534)
Net defined benefit plans	(10,012)	(8,569,692)

Cash generated from operations	51,722,916	42,286,860
Interest paid	(16,375)	(14,760)
Income tax paid	(5,777,058)	(8,988,836)

Net cash provided by operating activities	45,929,483	33,283,264

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2017	2016
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	$—	$(30,000)
Proceeds from disposal of available-for-sale financial assets	—	29,784
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(5,635,498)	(2,698,426)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	5,333,570	2,463,170
Proceeds from disposal of held-to-maturity financial assets	2,140,000	925,000
Acquisition of financial assets carried at cost	—	(9,838)
Proceeds from disposal of financial assets carried at cost	7,292	6,587
Proceeds from capital reduction of financial assets carried at cost	500	32,667
Proceeds from disposal of investments accounted for using equity method	—	182,108
Acquisition of property, plant and equipment	(16,591,455)	(12,311,976)
Proceeds from disposal of property, plant and equipment	148,771	6,101
Acquisition of intangible assets	(126,611)	(113,778)
Decrease (increase) in other noncurrent assets	(1,257,256)	309,376
Interest received	185,734	158,903
Cash dividends received	625,559	1,045,976

Net cash used in investing activities	(15,169,394)	(10,004,346)

CASH FLOWS USED BY FINANCING ACTIVITIES
Proceeds from short-term loans	5,351,500	585,000
Repayment of short-term loans	(5,066,500)	(557,000)
Repayment of long-term loans	—	(150,000)
Decrease in customers’ deposits	(99,621)	(381,292)
Decrease in other noncurrent liabilities	(34,851)	(111,023)
Cash dividends	(38,336,525)	(42,551,146)
Partial disposal of interest in subsidiaries without losing control	105,931	83,628
Cash dividends distributed to noncontrolling interests	(942,482)	(709,971)
Change in other noncontrolling interests	2,611,491	1,179,806

Net cash used in financing activities	(36,411,057)	(42,611,998)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	16,734	(94,283)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,634,234)	(19,427,363)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	31,100,342	30,271,423

CASH AND CASH EQUIVALENTS, END OF PERIOD	$25,466,108	$10,844,060

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by the ROC.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on November 6, 2017.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2016. Please refer to the consolidated financial statements for the year ended December 31, 2016 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2017	December 31, 2016	September 30, 2016	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	29	29	29	a.

	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100

	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100

	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100

	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100

	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89

	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	67	69	69	b.

	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100	c.

	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100

	Spring House Entertainment Tech. Inc. (“SHE”)	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	56	56	56

	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100

	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	100	100	100

	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65

	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100

	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51	51

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2017	December 31, 2016	September 30, 2016	Note

	Honghwa International Co., Ltd. (“HHI”)	Telecommunication engineering, sales agent of mobile phone plan application and other business services	100	100	100

	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75	d.

	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	—	—	e.

	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	—	100	100	f.

Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100

	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	89	89	89

	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100

Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100

	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	100

CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100

	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100

	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49

Chunghwa System Integration Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100	100	g.

Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd. (“CEI”)	E-book publishing and copyright negotiation of digital music	—	—	—	h.

Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	38	41	41	i.

	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	—	—	—	j.

Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self-production products	—	100	100	k.

Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100

	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2017	December 31, 2016	September 30, 2016	Note
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100

Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100

Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	—	—	—	l.

Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	100	100	100

	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100	100

	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Maintenance of information and communication technologies products	100	100	100	m.

	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	100	100	100

Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100

Chunghwa Hsingta Co., Ltd. (“CHC”)	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	100

	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Providing intelligent energy saving solution and intelligent buildings services	75	75	75	n.

Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100

(Concluded)

a.	The Company owns 29.18% equity shares of SENAO. Chunghwa had originally four out of seven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. In order to comply with the local regulations, SENAO increased two seats of independent directors in June 2016; therefore, total seats of its Board of Directors increased to nine and Chunghwa continues to hold four out of nine seats of the Board of Directors. As Chunghwa remains the control over SENAO’s relevant activities, the accounts of SENAO are included in the consolidated financial statements.
b.	Chunghwa and CHI disposed some shares of CHIEF in June 2017 before CHIEF traded its shares on the emerging stock market according to the local requirements. The Company’s equity ownership of CHIEF decreased to 70.43%.
c.	Chunghwa International Yellow Pages Co., Ltd changed its name to CHYP Multimedia Marketing & Communications Co., Ltd starting from September 4, 2017.
d.	Chunghwa invested 75% equity shares of Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”) in July 2016.
e.	Chunghwa invested 100% equity shares of Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”) in March 2017.

f.	New Prospect was approved to dissolve its business in April 2017. The liquidation of New Prospect was completed in May 2017.
g.	Concord was approved to end and dissolve its business in August 2017. The liquidation of Concord is still in process.
h.	CEI’s liquidation was completed in August 2016 and SHE received the proceeds from the liquidation.
i.	CHI disposed of some shares of CHPT in March 2016. Furthermore, CHI did not participate in the capital increase of CHPT in March 2016 and September 2017. Therefore, its ownership interest in CHPT decreased to 38.30%. However, considering the Company’s absolute size, the relative size and the dispersion of shares owned by the other stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.
j.	CIHC’s dissolution was approved in August 2016 and the liquidation was completed in September 2016. CHI received the proceeds from the liquidation.
k.	GNSS (Shanghai) completed its liquidation in August 2017 and Concord received the proceeds from the liquidation.
l.	COI completed its liquidation in July 2016 and CIHC received the proceeds from the liquidation.
m.	SEITS was approved to end and dissolve its business in March 2017. The liquidation of SEITS is still in process.
n.	JZIT was approved to end and dissolve its business in May 2016. The liquidation of JZIT is still in process.
o.	SENAO invested $10,000 thousands to establish SENYOUNG Insurance Agent Co., Ltd on September 27, 2017. The set-up registration of SENYOUNG Insurance Agent Co., Ltd was not completed as of November 6, 2017.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of September 30, 2017:

Other Significant Accounting Policies

a.	Retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

For the critical accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2016.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee Interpretations (IFRIC) and SIC Interpretations (SIC) endorsed and issued into effect by the FSC

The initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, IAS, IFRIC and SIC (collectively, the “IFRSs”) endorsed and issued into effect by the FSC does not have material impacts on the Company’s consolidated financial statements.

b.	The Regulations Governing the Preparation of Financial Reports by Securities Issuers and IFRSs endorsed by FSC effective from January 1, 2018

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2014-2016 Cycle	Note 2
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15	January 1, 2018
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Deferred Tax: Recovery of Underlying Assets	January 1, 2017
Amendments to IAS 40	Transfers of investment property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018

Note 1:	Unless stated otherwise, the above amendments and interpretations are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Except for the following items, the application of the above new, revised or amended standards and interpretations will not have material impact on the Company’s consolidated financial statements:

IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

1)	Identify the contract with the customer;

2)	Identify the performance obligations in the contract;

3)	Determine the transaction price;

4)	Allocate the transaction price to the performance obligations in the contracts; and

5)	Recognize revenue when the entity satisfies a performance obligation.

Upon the application of IFRS 15 and its related amendments, the Company will allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements is allocated based on each performance obligation’s relative selling price. The amount of sales revenue recognized for products is no longer limited to the amount paid by the customer for the products. This will not change the total revenue recognized, but will change the timing of revenue recognition. The Company may recognize more revenue at the beginning of the contract period (i.e., at the time of sale of products), and revenue recognized for telecommunications service in the subsequent contract periods will decrease.

Incremental costs of obtaining a contract will be recognized as an asset to the extent the Company expects to recover those costs. Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. Before the application of IFRS 15, the relevant expenditures were recognized as expenses.

IFRS 15 and its related amendments require that when another party is involved in providing goods or services to a customer, the Company is a principal if it controls the specified good or service before that good or service is transferred to a customer. Before the application of IFRS 15, the Company determines whether it is a principal or an agent based on its exposure to the significant risks and rewards associated with the sale of goods or the rendering of services.

When IFRS 15 and its amendments become effective, entities may elect to apply this Standard and the related amendments either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application. The Company is currently evaluating these transition methods and the related impacts on the Company’s consolidated financial statements.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is completed.

c.	The IFRSs issued by the International Accounting Standards Board (IASB) but not yet endorsed and issued into effect by the FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 16	Leases	January 1, 2019
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
IFRIC 23	Uncertainty Over Income Tax Treatments	January 1, 2019

Note:	Unless stated otherwise, the above amendments and interpretations are effective for annual periods beginning on or after their respective effective dates.

Except for the following items, the application of the above new, revised or amended standards and interpretations will not have material impact on the Company’s consolidated financial statements:

IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability and discloses such amounts in the footnotes; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Company as lessor.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2017	December 31, 2016	September 30, 2016
Cash
Cash on hand	$216,248	$370,598	$348,032
Bank deposits	8,245,793	7,239,990	8,610,570

	8,462,041	7,610,588	8,958,602

Cash equivalents (investments with maturities of less than three months)
Commercial paper	11,686,899	11,435,706	598,297
Negotiable certificates of deposit	4,150,000	10,800,000	1,353
Time deposits	1,167,168	1,254,048	1,285,808

	17,004,067	23,489,754	1,885,458

	$25,466,108	$31,100,342	$10,844,060

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
Bank deposits	0.00%-0.65%	0.00%-0.42%	0.00%-1.10%
Commercial paper	0.32%-0.38%	0.32%-0.42%	0.29%-0.32%
Negotiable certificates of deposit	0.40%-0.50%	0.35%-0.50%	1.36%
Time deposits	0.13%-4.10%	0.40%-3.30%	0.40%-2.60%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2017	December 31, 2016	September 30, 2016
Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$1,878	$217	$227

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$1,356	$9,568

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)
September 30, 2017

Forward exchange contracts - buy	EUR/NT$	2017.12	EUR3,521/NT$124,570
Forward exchange contracts - buy	US$/NT$	2017.10	US$2,982/NT$89,845

December 31, 2016
Forward exchange contracts - buy	EUR/NT$	2017.03	EUR4,857/NT$166,940
Forward exchange contracts - buy	US$/NT$	2017.01	US$1,700/NT$54,629

September 30, 2016
Forward exchange contracts - buy	EUR/NT$	2016.12	EUR9,173/NT$331,444
Forward exchange contracts - buy	US$/NT$	2016.10	US$15,648/NT$491,763

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS - NONCURRENT

	September 30, 2017	December 31, 2016	September 30, 2016
Equity securities
Listed stocks	$3,036,199	$2,521,027	$2,544,826

The Company evaluated and concluded that there was no indication that available-for-sale financial assets were impaired; therefore, no impairment loss was recognized for the nine months ended September 30, 2017 and 2016.

9.	HELD-TO-MATURITY FINANCIAL ASSETS- CURRENT

	September 30, 2017	December 31, 2016	September 30, 2016
Corporate bonds	$—	$1,989,892	$2,940,517
Bank debentures	—	150,000	150,000

	$—	$2,139,892	$3,090,517

The related information of corporate bonds and bank debentures as of balance sheet dates was as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
Corporate bonds

Par value	$—	$1,990,000	$2,940,000

Nominal interest rate	—	1.18%-1.35%	1.18%-2.35%
Effective interest rate	—	1.20%-1.35%	1.15%-1.35%
Average remaining maturity life	—	0.34 year	0.42 year

Bank debentures

Par value	$—	$150,000	$150,000

Nominal interest rate	—	1.25%	1.25%
Effective interest rate	—	1.25%	1.25%
Average remaining maturity life	—	0.41 year	0.66 year

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2017	December 31, 2016	September 30, 2016
Trade notes and accounts receivable	$31,841,295	$32,795,513	$37,129,265
Less: Allowance for doubtful accounts	(2,008,180)	(1,773,025)	(1,414,772)

	$29,833,115	$31,022,488	$35,714,493

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates was as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
Non-overdue	$28,202,575	$29,596,183	$34,068,461
Less than 30 days	1,070,457	1,050,149	1,023,820
31-60 days	392,168	347,796	451,070
61-90 days	205,870	285,843	308,862
91-120 days	220,896	198,364	166,322
121-180 days	194,252	118,511	132,963
More than 181 days	1,555,077	1,198,667	977,767

	$31,841,295	$32,795,513	$37,129,265

The above aging analysis was based on days overdue.

At the balance sheet dates, the receivables that were past due but not impaired were considered recoverable by the management of the Company. The aging of these receivables as of balance sheet dates was as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
Less than 30 days	$197,209	$256,298	$177,705
31-60 days	32,691	46,987	78,655
61-90 days	19,541	8,473	113,615
91-120 days	88,741	73,890	7,701
121-180 days	1,420	705	1,695
More than 181 days	9,846	13,240	12,147

	$349,448	$399,593	$391,518

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance on January 1, 2016	$364,841	$969,636	$1,334,477
Add: Provision for doubtful accounts	435,386	87,357	522,743
Deduct: Amounts written off	(274,185)	(168,263)	(442,448)

Balance on September 30, 2016	$526,042	$888,730	$1,414,772

Balance on January 1, 2017	$805,145	$967,880	$1,773,025
Add: Provision (reversal) for doubtful accounts	433,975	(17,958)	416,017
Deduct: Amounts written off	(5,544)	(175,318)	(180,862)

Balance on September 30, 2017	$1,233,576	$774,604	$2,008,180

11.	INVENTORIES

	September 30, 2017	December 31, 2016	September 30, 2016
Merchandise	$4,763,257	$4,136,246	$4,558,848
Project in process	2,005,945	960,618	1,005,749
Work in process	105,670	108,535	114,210
Raw materials	91,156	143,554	117,788

	6,966,028	5,348,953	5,796,595
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	76,612	75,088	74,038

	$9,041,373	$7,422,774	$7,869,366

The operating costs related to inventories were $13,077,279 thousand (including the valuation loss on inventories of $5,072 thousand) and $38,010,811 thousand (including the valuation loss on inventories of $23,351 thousand) for the three months and nine months ended September 30, 2017, respectively. The operating costs related to inventories were $14,299,678 thousand (including the valuation loss on inventories of $11,046 thousand) and $38,920,676 thousand (including the valuation loss on inventories of $167,990 thousand) for the three months and nine months ended September 30, 2016, respectively.

As of September 30, 2017, December 31, 2016 and September 30, 2016, inventories of $2,075,345 thousand, $2,073,821 thousand and $2,072,771 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress on September 30, 2017, December 31, 2016 and September 30, 2016 was for Qingshan Sec., Dayuan Dist., Taoyuan City project.

12.	PREPAYMENTS

	September 30, 2017	December 31, 2016	September 30, 2016
Prepaid rents	$2,854,783	$2,933,899	$3,149,693
Prepaid salary and bonus	2,651,586	4,108	2,697,154
Others	3,250,840	3,281,515	3,466,685

	$8,757,209	$6,219,522	$9,313,532

Current
Prepaid salary and bonus	$2,651,586	$4,108	$2,697,154
Prepaid rents	994,121	899,270	1,067,555
Others	1,497,238	2,075,084	2,275,348

	$5,142,945	$2,978,462	$6,040,057

Noncurrent
Prepaid rents	$1,860,662	$2,034,629	$2,082,138
Others	1,753,602	1,206,431	1,191,337

	$3,614,264	$3,241,060	$3,273,475

13.	OTHER CURRENT MONETARY ASSETS

	September 30, 2017	December 31, 2016	September 30, 2016
Time deposits and negotiable certificates of deposit with maturities of more than three months	$3,801,729	$3,567,928	$2,515,020
Others	1,645,222	1,252,496	1,633,837

	$5,446,951	$4,820,424	$4,148,857

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months were as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.06%-1.95%	0.11%-1.95%	0.11%-3.40%

14.	FINANCIAL ASSETS CARRIED AT COST

	September 30, 2017	December 31, 2016	September 30, 2016
Non-listed stocks
Domestic	$1,943,465	$1,948,552	$1,951,127
Foreign	293,911	294,268	286,006

	$2,237,376	$2,242,820	$2,237,133

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 38). Since the fair values of such non-listed stocks investments cannot be reliably measured due to the range of reasonable fair value estimates was so significant, the above non-listed stocks investments owned by the Company were measured at costs less any impairment losses at the balance sheet dates.

The Company disposed financial assets carried at cost with carrying amounts of $4,587 thousand and $6,328 thousand and recognized the disposal gains of $2,705 thousand and $259 thousand for the nine months ended September 30, 2017 and 2016, respectively.

The Company evaluated and concluded that there was no indication that financial assets carried at cost were impaired; therefore, no impairment loss was recognized for the nine months ended September 30, 2017 and 2016.

15.	SUBSIDIARIES

a.	Information on significant noncontrolling interest subsidiary

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	September 30, 2017	December 31, 2016	September 30, 2016
SENAO	Taiwan	71%	71%	71%
CHPT	Taiwan	62%	59%	59%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
SENAO	$163,229	$189,046	$444,634	$519,654

CHPT	$137,477	$120,301	$369,575	$270,318

	Accumulated Noncontrolling Interests
	September 30, 2017	December 31, 2016	September 30, 2016
SENAO	$4,032,892	$4,247,031	$4,088,024
CHPT	3,489,542	1,609,218	1,526,272
Individually immaterial subsidiaries with noncontrolling interests	790,022	639,673	609,171

	$8,312,456	$6,495,922	$6,223,467

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intracompany eliminations.

	September 30, 2017	December 31, 2016	September 30, 2016
Current assets	$7,807,971	$7,761,962	$8,001,356
Noncurrent assets	2,631,217	2,693,981	2,629,640
Current liabilities	(4,678,326)	(4,376,279)	(4,799,209)
Noncurrent liabilities	(151,139)	(155,028)	(133,047)

Equity	$5,609,723	$5,924,636	$5,698,740

Equity attributable to the parent	$1,576,831	$1,677,605	$1,610,716
Equity attributable to noncontrolling interests	4,032,892	4,247,031	4,088,024

	$5,609,723	$5,924,636	$5,698,740

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Revenues and income	$9,100,307	$9,229,869	$26,785,736	$25,690,698
Costs and expenses	8,870,603	8,961,606	26,157,510	24,954,435

Profit for the period	$229,704	$268,263	$628,226	$736,263

Profit attributable to the parent	$66,475	$79,217	$183,592	$216,609
Profit attributable to noncontrolling interests	163,229	189,046	444,634	519,654

Profit for the period	$229,704	$268,263	$628,226	$736,263

Other comprehensive income (loss) attributable to the parent	$1,911	$(5,950)	$(4,608)	$(14,573)
Other comprehensive income (loss) attributable to noncontrolling interests	4,727	(14,628)	(11,404)	(35,833)

	$6,638	$(20,578)	$(16,012)	$(50,406)

Total comprehensive income attributable to the parent	$68,386	$73,267	$178,984	$202,036
Total comprehensive income attributable to noncontrolling interests	167,956	174,418	433,230	483,821

	$236,342	$247,685	$612,214	$685,857

	Nine Months Ended September 30
	2017	2016
Net cash flow from operating activities	$258,896	$329,440
Net cash flow from investing activities	74,396	98,346
Net cash flow from financing activities	(653,550)	(677,489)
Effect of exchange rate changes on cash and cash equivalents	(2,337)	(6,854)

Net cash outflow	$(322,595)	$(256,557)

Dividends paid to noncontrolling interests	$703,207	$526,436

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intracompany eliminations.

	September 30, 2017	December 31, 2016	September 30, 2016
Current assets	$4,293,195	$2,116,256	$2,023,740
Noncurrent assets	2,055,523	1,871,599	1,140,009
Current liabilities	(691,749)	(1,268,736)	(585,177)
Noncurrent liabilities	(1,305)	(1,305)	(847)

Equity	$5,655,664	$2,717,814	$2,577,725

Equity attributable to CHI	$2,166,122	$1,108,596	$1,051,453
Equity attributable to noncontrolling interests	3,489,542	1,609,218	1,526,272

	$5,655,664	$2,717,814	$2,577,725

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Revenues and income	$936,825	$771,823	$2,572,949	$1,927,987
Costs and expenses	705,166	568,646	1,949,299	1,461,623

Profit for the period	$231,659	$203,177	$623,650	$466,364

Profit attributable to CHI	$94,182	$82,876	$254,075	$196,046
Profit attributable to noncontrolling interests	137,477	120,301	369,575	270,318

Profit for the period	$231,659	$203,177	$623,650	$466,364

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Other comprehensive income (loss) attributable to CHI	$273	$(793)	$(1,003)	$(877)
Other comprehensive income (loss) attributable to noncontrolling interests	230	(1,150)	(1,623)	(1,230)

	$503	$(1,943)	$(2,626)	$(2,107)

Total comprehensive income attributable to CHI	$94,455	$82,083	$253,072	$195,169
Total comprehensive income attributable to noncontrolling interests	137,707	119,151	367,952	269,088

	$232,162	$201,234	$621,024	$464,257

(Concluded)

	Nine Months Ended September 30
	2017	2016
Net cash flow from operating activities	$801,716	$275,088
Net cash flow from investing activities	(615,459)	(469,298)
Net cash flow from financing activities	2,310,741	840,775
Effect of exchange rate changes on cash and cash equivalents	(2,652)	(2,815)

Net cash inflow	$2,494,346	$643,750

Dividends paid to noncontrolling interests	$145,849	$109,387

b.	Equity transactions with noncontrolling interests

Chunghwa and CHI disposed some shares of CHIEF in June before CHIEF traded its shares on the emerging stock market according to the local requirements. The Company’s equity ownership of CHIEF decreased to 70.43%.

SENAO transferred its treasury stock to employees in June 2017 and the Company’s ownership interest in SENAO decreased to 29.18%. See Note 34(b) for details.

CHI disposed of some shares of CHPT in March 2016 and did not participate in the capital increase of CHPT in March 2016 and September 2017. See Note 34(d) for details. Therefore, the Company’s ownership interest in CHPT decreased to 38.30%.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over this subsidiary.

	Nine Months Ended September 30, 2017			Nine Months Ended September 30, 2016
	CHI Did Not Participate in the Capital Increase of CHPT	Chunghwa and CHI Disposed Some Shares of CHIEF	SENAO Transfered its Treasury Stock	CHI Did Not Participate in the Capital Increase of CHPT	CHI Disposed Some Shares of CHPT
Cash consideration received from noncontrolling interests	$2,557,053	$105,931	$54,438	$1,175,509	$83,628
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(1,753,711)	(29,217)	(45,121)	(785,769)	(25,422)

Differences arising from equity transactions	$803,342	$76,714	$9,317	$389,740	$58,206

Line items for equity transaction adjustments

Additional paid-in capital - difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets upon actual disposal or acquisition	$—	$76,714	$—	$—	$58,206

Additional paid-in capital - arising from changes in equities of subsidiaries	$803,342	$—	$9,317	$389,740	$—

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30, 2017	December 31, 2016	September 30, 2016
Investments in associates	$2,552,050	$2,600,183	$2,505,369
Investments in joint ventures	1,897	2,676	15,939

	$2,553,947	$2,602,859	$2,521,308

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	September 30, 2017	December 31, 2016	September 30, 2016
Listed
Senao Networks, Inc. (“SNI”)	$805,633	$838,830	$793,598

(Continued)

	Carrying Amount
	September 30, 2017	December 31, 2016	September 30, 2016
Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	$556,344	$466,847	$549,651
International Integrated System, Inc. (“IISI”)	288,283	312,528	303,409
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	244,356	274,814	235,885
Skysoft Co., Ltd. (“SKYSOFT”)	145,329	145,727	146,048
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	121,013	153,104	94,674
KingwayTek Technology Co., Ltd. (“KWT”)	117,464	122,221	113,997
So-net Entertainment Taiwan Limited (“So-net”)	109,526	111,390	115,320
Taiwan International Ports Logistics Corporation (“TIPL”)	50,462	56,450	59,215
Click Force Co., Ltd. (“CF”)	37,863	37,188	37,320
Alliance Digital Tech Co., Ltd. (“ADT”)	27,593	33,868	8,071
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	25,140	23,758	26,354
HopeTech Technologies Limited (“HopeTech”)	23,044	23,458	21,827
MeWorks LIMITED (HK) (“MeWorks”)	—	—	—

	$2,552,050	$2,600,183	$2,505,369

(Concluded)

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Rights
	September 30, 2017	December 31, 2016	September 30, 2016
Senao Networks, Inc. (“SNI”)	34	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
International Integrated System, Inc. (“IISI”)	32	32	33
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
Skysoft Co., Ltd. (“SKYSOFT”)	30	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
KingwayTek Technology Co., Ltd. (“KWT”)	26	26	26
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
Click Force Co., Ltd. (“CF”)	49	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14	13

(Continued)

	% of Ownership and Voting Rights
	September 30, 2017	December 31, 2016	September 30, 2016
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	22	26	26
HopeTech Technologies Limited (“HopeTech”)	45	45	45
MeWorks LIMITED (HK) (“MeWorks”)	20	20	20

(Concluded)

None of the above associates is considered individually material to the Company. Summarized financial information of associates that are not individually material was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
The Company’s share of profits	$74,687	$49,108	$295,086	$316,211
The Company’s share of other comprehensive loss	(132)	(2,394)	(3,175)	(3,768)

The Company’s share of total comprehensive income	$74,555	$46,714	$291,911	$312,443

The Level 1 fair values based on the closing market prices of SNI as of the balance sheet dates were as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
SNI	$2,155,274	$2,536,592	$2,403,960

The Company did not participate in the capital increase of DZIM in April 2017 and the ownership interest of DZIM decreased from 26% to 22%. DZIM mainly engages in information technology service and general advertisement service.

Chunghwa participated in the capital increase of ADT by investing $30,000 thousand in December 2016 at a percentage different from its original ownership interest and the ownership interest of ADT increased to 14%. Chunghwa still has one out of five seats of the Board of Directors of ADT after the capital increase. Therefore, Chunghwa remains significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investments in joint ventures

Investments in joint ventures were as follows:

	Carrying Amount			% of Ownership and Voting Rights
	September 30, 2017	December 31, 2016	September 30, 2016	September 30, 2017	December 31, 2016	September 30, 2016
Non-listed

Chunghwa Benefit One Co., Ltd. (“CBO”)	$1,897	$2,676	$15,939	50	50	50
Huada Digital Corporation (“HDD”)	—	—	—	—	50	50

	$1,897	$2,676	$15,939

In March 2016, the stockholders of HDD approved that HDD should start its dissolution from March 31, 2016. Chunghwa received the proceeds from the liquidation and recognized the disposal loss of $409 thousand in September 2016. The liquidation of HDD was completed in March 2017.

In December 2016, the stockholders of CBO approved that CBO should start its dissolution from December 31, 2016. The liquidation of CBO is still in process.

None of the above joint ventures is considered individually material to the Company. Summarized financial information of joint ventures that was not material to the Company was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
The Company’s share of loss	$—	$(4,776)	$(779)	$(28,954)
The Company’s share of other comprehensive income	—	—	—	—

The Company’s share of total comprehensive loss	$—	$(4,776)	$(779)	$(28,954)

The Company’s share of profit (loss) of joint ventures was recorded based on the reviewed financial statements.

17.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and equipment to be accepted	Total
Cost

Balance on January 1, 2016	$102,747,140	$1,575,270	$67,789,742	$14,995,890	$705,371,587	$3,815,372	$8,736,898	$20,402,328	$925,434,227
Additions	—	—	12,926	25,479	110,173	—	107,226	10,591,984	10,847,788
Disposal	(1,645)	(6,290)	(34,887)	(1,042,104)	(8,378,331)	(30,672)	(218,297)	—	(9,712,226)
Effect of foreign exchange differences	—	—	—	(3,100)	(88,252)	23	(3,559)	—	(94,888)
Others	104	3,675	580	316,198	12,971,509	24,768	241,391	(13,510,210)	48,015

Balance on September 30, 2016	$102,745,599	$1,572,655	$67,768,361	$14,292,363	$709,986,686	$3,809,491	$8,863,659	$17,484,102	$926,522,916

Accumulated depreciation and impairment

Balance on January 1, 2016	$—	$(1,203,409)	$(24,420,559)	$(11,714,869)	$(582,205,048)	$(2,750,230)	$(6,740,966)	$—	$(629,035,081)
Depreciation expenses	—	(38,614)	(952,759)	(1,008,297)	(18,941,587)	(403,300)	(468,128)	—	(21,812,685)
Disposal	—	6,246	34,270	1,033,161	8,369,729	30,608	204,996	—	9,679,010
Effect of foreign exchange differences	—	—	—	2,313	20,268	(19)	3,609	—	26,171
Others	—	(165)	10,793	(63,377)	48,389	(8,441)	(17,807)	—	(30,608)

Balance on September 30, 2016	$—	$(1,235,942)	$(25,328,255)	$(11,751,069)	$(592,708,249)	$(3,131,382)	$(7,018,296)	$—	$(641,173,193)

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and equipment to be accepted	Total
Balance on January 1, 2016, net	$102,747,140	$371,861	$43,369,183	$3,281,021	$123,166,539	$1,065,142	$1,995,932	$20,402,328	$296,399,146

Balance on September 30, 2016, net	$102,745,599	$336,713	$42,440,106	$2,541,294	$117,278,437	$678,109	$1,845,363	$17,484,102	$285,349,723

Cost

Balance on January 1, 2017	$103,872,069	$1,580,893	$67,737,813	$14,294,817	$715,692,476	$3,866,401	$8,942,936	$20,140,722	$936,128,127
Additions	—	—	14,853	50,271	156,305	1,053	165,663	13,453,504	13,841,649
Disposal	(147,324)	(4,701)	(2,207)	(685,784)	(8,329,177)	(39,813)	(223,944)	—	(9,432,950)
Effect of foreign exchange differences	—	—	—	(399)	(139,209)	(74)	(3,083)	(46)	(142,811)
Others	312,565	3,107	4,030,646	246,848	12,845,112	22,974	480,800	(18,068,451)	(126,399)

Balance on September 30, 2017	$104,037,310	$1,579,299	$71,781,105	$13,905,753	$720,225,507	$3,850,541	$9,362,372	$15,525,729	$940,267,616

Accumulated depreciation and impairment

Balance on January 1, 2017	$—	$(1,248,614)	$(25,591,288)	$(11,581,679)	$(596,497,180)	$(3,237,064)	$(6,802,542)	$—	$(644,958,367)
Depreciation expenses	—	(37,507)	(1,061,637)	(905,422)	(18,425,082)	(268,719)	(510,407)	—	(21,208,774)
Disposal	—	4,688	2,207	680,581	8,307,862	39,783	215,438	—	9,250,559
Effect of foreign exchange differences	—	—	—	180	35,436	64	1,387	—	37,067
Others	—	1,082	139,329	11,865	79,217	(7,026)	(111,518)	—	112,949

Balance on September 30, 2017	$—	$(1,280,351)	$(26,511,389)	$(11,794,475)	$(606,499,747)	$(3,472,962)	$(7,207,642)	$—	$(656,766,566)

Balance on January 1, 2017, net	$103,872,069	$332,279	$42,146,525	$2,713,138	$119,195,296	$629,337	$2,140,394	$20,140,722	$291,169,760

Balance on September 30, 2017, net	$104,037,310	$298,948	$45,269,716	$2,111,278	$113,725,760	$377,579	$2,154,730	$15,525,729	$283,501,050

(Concluded)

There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the nine months ended September 30, 2017 and 2016.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-6 years
Mechanical and air conditioner equipment	3-16 years
Others	1-10 years

18.	INVESTMENT PROPERTIES

Cost

Balance on January 1 and September 30, 2016	$9,057,992

Accumulated depreciation and impairment

Balance on January 1, 2016	$(1,155,587)
Depreciation expense	(14,054)

Balance on September 30, 2016	$(1,169,641)

(Continued)

Balance on January 1, 2016, net	$7,902,405

Balance on September 30, 2016, net	$7,888,351

Cost

Balance on January 1, 2017	$9,194,652
Reclassification	(7,351)

Balance on September 30, 2017	$9,187,301

Accumulated depreciation and impairment

Balance on January 1, 2017	$(1,080,119)
Depreciation expense	(15,637)
Reclassification	2,947

Balance on September 30, 2017	$(1,092,809)

Balance on January 1, 2017, net	$8,114,533

Balance on September 30, 2017, net	$8,094,492

(Concluded)

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair value of the Company’s investment properties as of December 31, 2016 and 2015 was determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair value as of September 30, 2017 and 2016 because there was no material change in the economic environment and the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
Fair value	$17,778,228	$17,778,228	$17,694,498

Overall capital interest rate	1.46%-2.20%	1.46%-2.20%	1.49%-2.28%
Profit margin ratio	10%-20%	10%-20%	10%-20%
Discount rate	1.04%	1.04%	1.21%-1.28%
Capitalization rate	0.43%-1.78%	0.43%-1.78%	0.44%-1.73%

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Cost

Balance on January 1, 2016	$59,209,000	$3,248,628	$236,200	$408,881	$63,102,709
Additions-acquired separately	—	109,581	—	4,197	113,778
Disposal	—	(114,729)	—	(41)	(114,770)
Effect of foreign exchange difference	—	(248)	—	—	(248)
Others	—	1,183	—	—	1,183

Balance on September 30, 2016	$59,209,000	$3,244,415	$236,200	$413,037	$63,102,652

Accumulated amortization and impairment

Balance on January 1, 2016	$(10,607,800)	$(1,982,992)	$(18,055)	$(47,084)	$(12,655,931)
Amortization expenses	(2,081,141)	(419,701)	—	(17,163)	(2,518,005)
Disposal	—	114,729	—	41	114,770
Effect of foreign exchange difference	—	327	—	—	327

Balance on September 30, 2016	$(12,688,941)	$(2,287,637)	$(18,055)	$(64,206)	$(15,058,839)

Balance on January 1, 2016, net	$48,601,200	$1,265,636	$218,145	$361,797	$50,446,778

Balance on September 30, 2016, net	$46,520,059	$956,778	$218,145	$348,831	$48,043,813

Cost

Balance on January 1, 2017	$59,209,000	$3,408,092	$236,200	$414,231	$63,267,523
Additions-acquired separately	—	124,981	—	1,630	126,611
Disposal	—	(315,686)	—	(18)	(315,704)
Effect of foreign exchange difference	—	(209)	—	(65)	(274)

Balance on September 30, 2017	$59,209,000	$3,217,178	$236,200	$415,778	$63,078,156

Accumulated amortization and impairment

Balance on January 1, 2017	$(13,412,712)	$(2,413,337)	$(18,055)	$(69,995)	$(15,914,099)
Amortization expenses	(2,303,889)	(366,218)	—	(17,628)	(2,687,735)
Disposal	—	315,686	—	18	315,704
Effect of foreign exchange difference	—	169	—	(1)	168

Balance on September 30, 2017	$(15,716,601)	$(2,463,700)	$(18,055)	$(87,606)	$(18,285,962)

Balance on January 1, 2017, net	$45,796,288	$994,755	$218,145	$344,236	$47,353,424

Balance on September 30, 2017, net	$43,492,399	$753,478	$218,145	$328,172	$44,792,194

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee will be fully amortized by December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

20.	OTHER ASSETS

	September 30, 2017	December 31, 2016	September 30, 2016
Spare parts	$2,584,509	$1,775,715	$2,095,670
Refundable deposits	1,664,858	2,083,753	2,003,966
Other financial assets	1,000,000	1,000,000	1,000,000
Telecom license bid bond	1,000,000	—	—
Others	2,542,659	2,288,294	2,321,480

	$8,792,026	$7,147,762	$7,421,116

Current
Spare parts	$2,584,509	$1,775,715	$2,095,670
Others	160,273	346,062	368,798

	$2,744,782	$2,121,777	$2,464,468

Noncurrent
Refundable deposits	$1,664,858	$2,083,753	$2,003,966
Other financial assets	1,000,000	1,000,000	1,000,000
Telecom license bid bond	1,000,000	—	—
Others	2,382,386	1,942,232	1,952,682

	$6,047,244	$5,025,985	$4,956,648

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

For long-term business development, Chunghwa submitted an application to NCC for 4G mobile broadband license in 1.8 and 2.1 GHz frequency bands and deposited $1,000,000 thousand as bid bond in August 2017. On November 3, 2017, Chunghwa completed the first phase of bidding and obtained the certain spectrums. The total bidding price for the aforementioned spectrums is $10,935,000 thousand.

21.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	September 30, 2017	December 31, 2016	September 30, 2016
Hedging derivative financial assets

Cash flow hedge - forward exchange contracts	$537	$—	$30

Hedging derivative financial liabilities

Cash flow hedge - forward exchange contracts	$—	$586	$—

Chunghwa’s hedge strategy is to enter forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers, and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. For the three months and nine months ended September 30, 2017, gain (loss) arising from changes in fair value of the hedged items recognized in other comprehensive income was loss of $521 thousand and gain of $1,124 thousand, respectively. For the three months and nine months ended September 30, 2016, gain (loss) arising from changes in fair value of the hedged items recognized in other comprehensive income was gain of $3,459 thousand and loss of $468 thousand, respectively. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

Chunghwa expected part of the equipment purchase transactions will not occur and reclassified the related net gain of $1,879 thousand for the three months and nine months ended September 30, 2017 and net gain of $696 thousand for the nine months ended September 30, 2016, arising from the forward exchange contracts of the aforementioned transactions from equity to profit or loss. No such situation occurred for the three months ended September 30, 2016.

The outstanding forward exchange contracts at the balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (Thousands)
September 30, 2017

Forward exchange contracts - buy	EUR/NT$	2017.12-2018.03	EUR6,741/NT$	240,803

December 31, 2016

Forward exchange contracts - buy	EUR/NT$	2017.03	EUR2,967/NT$	101,743

September 30, 2016

Forward exchange contracts - buy	EUR/NT$	2016.12	EUR3,328/NT$	117,259

Loss (gain) arising from the hedging derivative financial instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Construction in progress and equipment to be accepted	$8,000	$5,929	$3,584	$4,326

22.	SHORT-TERM LOANS

	September 30, 2017	December 31, 2016	September 30, 2016
Secured loans (Note 40)	$33,000	$20,000	$20,000
Unsecured loans	390,000	118,000	118,000

	$423,000	$138,000	$138,000

The annual interest rates of loans were as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
Secured loans	1.98%-2.28%	1.98%	1.98%
Unsecured loans	0.80%-2.19%	1.95%-2.25%	1.95%-2.35%

23.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	September 30, 2017	December 31, 2016	September 30, 2016
Secured loans (Note 40)	$1,600,000	$1,600,000	$1,600,000
Less: Current portion of long-term loans	(1,600,000)	—	—

	$—	$1,600,000	$1,600,000

The annual interest rates of loans were as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
Secured loans	0.91%	0.91%	0.91%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED made an early repayment of $50,000 thousand in April 2015.

CHPT entered into a secured loan contract of $348,000 thousand with Bank of Taiwan in April 2014, interest is paid monthly, amortization of principal began in May 2016, and the loan is due in April 2029. CHPT made early repayments of $148,000 thousand, $50,000 thousand and $150,000 thousand from September to December 2014, in November 2015, and from March to April 2016, respectively.

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	September 30, 2017	December 31, 2016	September 30, 2016
Trade notes and accounts payable	$17,643,423	$18,809,664	$18,486,267

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	September 30, 2017	December 31, 2016	September 30, 2016
Accrued salary and compensation	$7,671,521	$9,769,858	$7,757,749
Accrued compensation to employees and remuneration to directors and supervisors	1,525,561	2,014,794	1,667,986
Amounts collected for others	1,217,281	1,407,488	1,479,196
Accrued maintenance costs	995,299	1,061,875	1,090,384
Accrued franchise fees	944,173	1,325,535	999,740
Payables to contractors	912,217	2,395,881	596,921
Payables to equipment suppliers	839,758	1,623,027	893,634
Others	6,225,898	6,819,878	6,648,779

	$20,331,708	$26,418,336	$21,134,389

26.	PROVISIONS

	September 30, 2017	December 31, 2016	September 30, 2016
Warranties	$135,226	$110,975	$117,189
Employee benefits	40,995	38,014	32,720
Trade-in right	33,764	31,378	—
Others	4,417	4,447	6,790

	$214,402	$184,814	$156,699

Current	$146,151	$118,872	$96,476
Noncurrent	68,251	65,942	60,223

	$214,402	$184,814	$156,699

	Warranties	Employee Benefits	Trade-in right	Others	Total
Balance on January 1, 2016	$213,114	$30,108	$—	$4,682	$247,904
Additional provisions recognized	53,665	3,260	—	2,418	59,343
Used / forfeited during the period	(149,590)	(648)	—	(310)	(150,548)

Balance on September 30, 2016	$117,189	$32,720	$—	$6,790	$156,699

Balance on January 1, 2017	$110,975	$38,014	$31,378	$4,447	$184,814
Additional provisions recognized	67,140	4,619	10,462	—	82,221
Used / forfeited during the period	(42,889)	(1,638)	(8,076)	(30)	(52,633)

Balance on September 30, 2017	$135,226	$40,995	$33,764	$4,417	$214,402

a.	The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.
b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.	The provision for trade-in right is based on the management’s judgments to estimate the trade-in right of products exercised by customers in the future. The provision is recognized as a reduction of revenue in the period in which the goods are sold.

27.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards amounting to $835,955 thousand as of September 30, 2017.

28.	RETIREMENT BENEFIT PLANS

According to the Article 56 of the Labor Standards Law revised in February 2015, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year. Chunghwa contributed $337,686 thousand and $8,842,925 thousand to its pension fund before March 31, 2017 and 2016, respectively.

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2016 and 2015 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Operating costs	$433,592	$433,078	$1,300,940	$1,299,936
Marketing expenses	211,716	209,954	635,101	627,966
General and administrative expenses	38,968	38,470	116,623	116,135
Research and development expenses	24,191	24,165	72,766	73,083

	$708,467	$705,667	$2,125,430	$2,117,120

29.	EQUITY

a.	Share capital

1)	Common stocks

	September 30, 2017	December 31, 2016	September 30, 2016
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of September 30, 2017, the outstanding ADSs were 278,527 thousand common stocks, which equaled 27,853 thousand units and represented 3.59% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the nine months ended September 30, 2017 and 2016 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Balance on January 1, 2016	$147,329,386	$78,053	$284	$26,644	$13,170	$20,648,078	$168,095,615
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(503)	—	—	—	—	(503)
Partial disposal of interests in subsidiaries	—	—	—	58,206	—	—	58,206
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	389,740	—	—	—	389,740
Share-based payment transactions of subsidiaries	—	—	6	—	—	—	6

Balance on September 30, 2016	$147,329,386	$77,550	$390,030	$84,850	$13,170	$20,648,078	$168,543,064

Balance on January 1, 2017	$147,329,386	$76,972	$390,030	$84,850	$13,170	$20,648,078	$168,542,486
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	12,523	—	—	—	—	12,523
Partial disposal of interests in subsidiaries	—	—	—	76,714	—	—	76,714
Treasury stock transfer of subsidiaries	—	—	9,317	—	—	—	9,317
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	803,342	—	—	—	803,342
Share-based payment transactions of subsidiaries	—	—	2,074	—	—	—	2,074

Balance on September 30, 2017	$147,329,386	$89,495	$1,204,763	$161,564	$13,170	$20,648,078	$169,446,456

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits; furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits. Additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method may not be used for any purpose.

c.	Retained earnings and dividends policy

In accordance with the amendments to the Company Act of the ROC in May 2015, the recipients of dividends and bonuses are limited to stockholders and do not include employees. To comply with the above amendments to the Company Act of the ROC, amendments to the policy on dividend distribution and the addition of the policy on distribution of employees’ and directors’ compensation in Chunghwa’s Articles of Incorporation were approved by the stockholders in their meeting on June 24, 2016.

In accordance with the Chunghwa’s amended Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

For the information on remuneration for the employees and directors accured based on the Chunghwa’s amended Articles of Incorporation, please refer to Note 31.a.7) - Employee benefit expenses.

Chunghwa should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident stockholders, all stockholders receiving the dividends are entitled to a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations of the 2016 and 2015 earnings of Chunghwa approved by the stockholders in their meetings on June 23, 2017 and June 24, 2016 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2016	For Fiscal Year 2015	For Fiscal Year 2016	For Fiscal Year 2015
Special reserve	$5,404	$—
Cash dividends	38,336,525	42,551,146	$4.94	$5.49

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Other adjustments

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Nine Months Ended September 30
	2017	2016
Beginning balance	$(50,885)	$90,964
Unrealized gain (loss) on available-for-sale financial assets	516,499	(698,066)
Income tax relating to unrealized gain or loss on available-for-sale financial assets	1,827	(90)

Ending balance	$467,441	$(607,192)

e.	Noncontrolling interests

	Nine Months Ended September 30
	2017	2016
Beginning balance	$6,495,922	$5,269,075
Shares attributed to noncontrolling interests
Profit for the period	928,973	872,626
Exchange differences arising from the translation of the net investment in foreign operations	(12,951)	(39,524)
Unrealized gain (loss) on available-for-sale financial assets	(1,327)	65
Income tax relating to unrealized gain or loss on available-for-sale financial assets	226	(11)
Share of other comprehensive loss of associates accounted for using equity method	(1,695)	(1,922)
Cash dividends distributed by subsidiaries	(942,482)	(709,971)
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	1,916	680
Partial disposal of interests in subsidiaries	29,217	25,422
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	1,753,711	785,769
Share-based payment transactions of subsidiaries	15,825	16,961
Net increase in noncontrolling interests	45,121	4,297

Ending balance	$8,312,456	$6,223,467

30.	REVENUES

The main source of revenue of the Company includes various telecommunications services in many different streams, please refer to Note 44.

31.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Net income

1)	Other income and expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Loss on disposal of property, plant and equipment	$(16,875)	$(10,073)	$(33,620)	$(27,115)

2)	Other income

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Dividend income	$16,124	$29,973	$327,861	$371,312
Rental income	14,502	10,239	40,067	30,325
Income from Piping Fund	—	—	362	201,248
Others	99,426	250,556	266,013	458,534

	$130,052	$290,768	$634,303	$1,061,419

3)	Other gains and losses

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$(4,946)	$5,190	$3,234	$(9,355)
Loss on disposal of investments accounted for using equity method	—	(409)	—	(409)
Gain on disposal of financial instruments	—	24	2,705	43

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Net foreign currency exchange gains (losses)	$(67,541)	$21,944	$(58,933)	$65,166
Others	(12,475)	(14,163)	(31,990)	(35,857)

	$(84,962)	$12,586	$(84,984)	$19,588

(Concluded)

4)	Impairment loss on financial instruments

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Notes and accounts receivable	$37,643	$164,581	$416,017	$522,743

Other receivables	$33,173	$2,424	$45,747	$1,119

5)	Impairment loss on non-finacial assets

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Inventories	$5,072	$11,046	$23,351	$167,990

6)	Depreciation and amortization expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Property, plant and equipment	$6,914,720	$7,221,759	$21,208,774	$21,812,685
Investment property	5,194	4,685	15,637	14,054
Intangible assets	887,721	865,976	2,687,735	2,518,005

Total depreciation and amortization expenses	$7,807,635	$8,092,420	$23,912,146	$24,344,744

Depreciation expenses summarized by functions
Operating costs	$6,497,607	$6,760,823	$19,872,319	$20,389,951
Operating expenses	422,307	465,621	1,352,092	1,436,788

	$6,919,914	$7,226,444	$21,224,411	$21,826,739

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Amortization expenses summarized by functions
Operating costs	$817,938	$782,068	$2,464,137	$2,259,002
Marketing expenses	36,512	42,631	116,931	132,769
General and administrative expenses	24,763	31,395	79,852	96,524
Research and development expenses	8,508	9,882	26,815	29,710

	$887,721	$865,976	$2,687,735	$2,518,005

(Concluded)

7)	Employee benefit expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Post-employment benefit
Defined contribution plans	$150,291	$137,259	$441,865	$402,757
Defined benefit plans	708,467	705,667	2,125,430	2,117,120

	858,758	842,926	2,567,295	2,519,877

Share-based payment
Equity-settled share - based payment	7,072	5,650	17,899	16,967

Other employee benefit
Salaries	6,544,408	6,499,576	19,583,911	19,413,654
Insurance	685,703	663,981	2,067,629	1,983,252
Others	3,748,387	3,587,653	11,349,909	11,634,234

	10,978,498	10,751,210	33,001,449	33,031,140

Total employee benefit expenses	$11,844,328	$11,599,786	$35,586,643	$35,567,984

Summary by functions
Operating costs	$6,182,186	$6,076,603	$18,602,057	$18,792,015
Operating expenses	5,662,142	5,523,183	16,984,586	16,775,969

	$11,844,328	$11,599,786	$35,586,643	$35,567,984

According to the Company Act as amended in May 2015 and the amendments to the Chunghwa’s Articles of Incorporation approved by the Chunghwa’s stockholders in their meeting on June 24, 2016, Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2016 and 2015 approved by the Board of Directors on March 7, 2017 and March 11, 2016, respectively, were as follows.

	Cash
	2016	2015
Compensation distributed to the employees	$1,702,164	$1,927,518
Remuneration paid to the directors	42,087	44,852

There was no difference between the initial accrual amounts and the amounts proposed in the Board of Directors in 2017 and 2016 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

b.	Reclassification adjustments of other comprehensive income (loss)

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Unrealized gain (loss) on available-for-sale financial assets
Arising during the current period	$544,383	$(91,031)	$515,172	$(698,001)

Cash flow hedges
Loss arising during the current period	$(6,642)	$(2,470)	$(581)	$(4,098)
Reclassification adjustments included in profit or loss	(1,879)	—	(1,879)	(696)
Adjusted against the carrying amount of hedged items	8,000	5,929	3,584	4,326

	$(521)	$3,459	$1,124	$(468)

32. INCOME	TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Current tax
Current tax expenses recognized for the current period	$2,109,146	$1,920,478	$6,139,770	$4,878,731
Income tax on unappropriated earnings	29	—	48,170	19,230
Income tax adjustments on prior years	4,287	7	(1,991)	4,469
Others	8,038	9,289	13,168	15,076

	2,121,500	1,929,774	6,199,117	4,917,506
Deferred tax
Deferred tax expenses recognized for the current period	(38,401)	31,782	(64,881)	1,557,790

Income tax recognized in profit or loss	$2,083,099	$1,961,556	$6,134,236	$6,475,296

b.	Income tax expense (benefit) recognized in other comprehensive income

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Deferred tax expense (benefit)
Unrealized gain or loss on available-for-sale financial assets	$(224)	$(251)	$(2,053)	$101

c.	The related information under the Integrated Income Tax System was as follows:

Unappropriated earnings information

As of September 30, 2017, December 31, 2016 and September 30, 2016, all Chunghwa’s unappropriated earnings are generated after the adoption of Integrated Income Tax System.

Imputation credit account

	September 30, 2017	December 31, 2016	September 30, 2016
Balance of Imputation Credit Account (“ICA”)	$1,811,773	$7,690,580	$3,128,641

The creditable ratios for distribution of earnings of 2016 and 2015 were both 20.48%. Effective from January 1, 2015, the creditable ratio for individual stockholders residing in the Republic of China is half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law of the ROC.

d.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2014 (except 2013). Income tax returns of SHE and CEI have been examined by the tax authorities through 2014. Income tax returns of SENAO (except 2014), LED (except 2014), CHIEF, HHI, CHI, CHSI, CHYP, CHPT, SFD, Youth, ISPOT, Youyi, Aval, Unigate and CHST have been examined by the tax authorities through 2015. Income tax returns of CEI’s 2015 current final reports on total business income to liquidation date and on income earned from liquidation have been examined by the tax authorities.

33.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Net income used to compute the basic earnings per share
Net income attributable to the parent	$10,153,411	$9,576,794	$30,191,883	$32,306,109
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(86)	(136)	(395)	(402)

Net income used to compute the diluted earnings per share	$10,153,325	$9,576,658	$30,191,488	$32,305,707

Weighted Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Assumed conversion of all dilutive potential common stocks
Employee compensation	1,907	1,708	9,936	10,864

Weighted average number of common stocks used to compute the diluted earnings per share	7,759,354	7,759,155	7,767,383	7,768,311

(Concluded)

Because Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2012.05.28	2013.04.29	10,000	$ (Original price$	70.70 93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the SENAO Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common stocks listed on the TSE on the higher of closing price or par value. The SENAO Plan have exercise price adjustment formula upon the changes in common stocks equity (including cash capital increase, new share issue through capitalization of earnings and additional paid-in capital, merger, spin off and new share issue for Global Depositary Shares, and so on) or distribution of cash dividends. The options of SENAO Plan are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation cost was $4,059 thousand for the nine months ended September 30, 2017. No compensation cost was recognized for the three months ended September 30, 2017. The recognized compensation costs were $4,663 thousand and $13,989 thousand for the three months and nine months ended September 30, 2016, respectively.

SENAO modified the plan terms of the outstanding stock options in July 2017, the exercise price changed from $76.10 to $70.70 per share. The modification did not cause any incremental fair value granted.

SENAO modified the plan terms of the outstanding stock options in July 2016, the exercise price changed from $81.40 to $76.10 per share. The modification did not cause any incremental fair value granted.

Information about SENAO’s outstanding stock options for the nine months ended September 30, 2017 and 2016 was as follows:

	Nine Months Ended September 30
	2017		2016
	Granted on May 7, 2013		Granted on May 7, 2013
	Number of Options (Thousand)	Weighted- Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	6,587	$76.10	7,787	$81.40
Options exercised	—	—	—	—
Options forfeited	(506)	—	(919)	—

Options outstanding at end of the period	6,081	70.70	6,868	76.10

Options exercisable at end of the period	6,081	70.70	5,151	76.10

As of September 30, 2017, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$70.70	6,081	1.60	$70.70	6,081	$70.70

As of December 31, 2016, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$76.10	6,587	2.35	$76.10	4,947	$76.10

As of September 30, 2016, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$76.10	6,868	2.60	$76.10	5,151	$76.10

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Exercise price (NT$)	$93.00
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of SENAO Plan.

b.	SENAO transferred the treasury stock

The Board of Directors of SENAO resolved to transfer 1,108 thousand shares of treasury stock to specific employees in May 2017. The aforementioned treasury stock transferred to employees were measured at the fair value of the grant date in accordance with IFRS 2. The recognized compensation cost was $4,793 thousand for the nine months ended September 30, 2017.

SENAO used the fair value method to evaluate share-based payment transaction using the Black-Scholes model and the related assumptions and the fair value of the option were as follows:

Stock Options Granted on May 23 , 2017
Grant-date share price (NT$)	$53.60
Exercise price (NT$)	$49.28
Dividends yield	—
Risk-free interest rate	0.59%
Expected life	9 days
Expected volatility	12.35%
Weighted average fair value of grants (NT$)	$4.33

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life.

c.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2015.10.22	2015.10.22	2,000	$34.40 (Original price $43.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. Under the terms of the CHIEF Plan, the options are granted at an exercise price equal to $43.00. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

Stock options granted on October 22, 2015 applied IFRS 2. The recognized compensation costs were $987 thousand and $2,962 thousand for the three months and nine months ended September 30, 2017, respectively. The recognized compensation costs were $987 thousand and $2,962 thousand for the three months and nine months ended September 30, 2016, respectively.

CHIEF modified the plan terms of the outstanding stock options in July 2016, the exercise price changed from $43.00 to $34.40 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the nine months ended September 30, 2017 and 2016 was as follows:

	Nine Months Ended September 30
	2017		2016
	Granted on October 22, 2015		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	1,948	$34.40	2,000	$43.00
Options forfeited	(12)	—	(44)	—

Options outstanding at end of the period	1,936	34.40	1,956	34.40

Option exercisable at end of the period	—	—	—	—

As of September 30, 2017, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	1,936	3.06	$34.40	—	$—

As of December 31, 2016, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	1,948	3.81	$34.40	—	$—

As of September 30, 2016, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	1,956	4.06	$34.40	—	$—

CHIEF used the fair value method to evaluate the options using the binomial option pricing model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on October 22, 2015
Grant-date share price (NT$)	$39.55
Exercise price (NT$)	$43.00
Dividends yield	—
Risk-free interest rate	0.86%
Expected life	5 years
Expected volatility	21.02%
Weighted average fair value of grants (NT$)	$4,863

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

d.	New shares reserved for subscription by employees under cash injection of CHPT

1)	Capital Increase in September 2017

On February 8, 2017, the Board of Directors of CHPT approved the cash injection to issue 2,000 thousand shares and simultaneously reserved 300 thousand shares for subscription by employees according to the Company Act of the ROC. Furthermore, when the employees subscribed some shares or discarded their rights to subscribe shares, the Board of Directors of CHPT authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value in accordance with IFRS 2. The recognized compensation cost was $6,085 thousand for the three months and nine months ended September 30, 2017.

CHPT used the fair value method to evaluate the options granted to employees on September 18, 2017 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on September 18, 2017
Grant-date share price (NT$)	$1,295.00
Exercise price (NT$)	$1,267.33
Dividends yield	—
Risk-free interest rate	0.35%
Expected life	5 days
Expected volatility	28.30%
Weighted average fair value of grants (NT$)	$33.03

Expected volatility was based on the historical share price volatility of CHPT over the period equal to the expected life.

2)	Capital Increase in March 2016

On December 8, 2015, the Board of Directors of CHPT approved the cash injection to issue 2,787 thousand shares and simultaneously reserved 418 thousand shares for subscription by employees according to the Company Act of the ROC. Furthermore, when the employees subscribed some shares or discarded their rights to subscribe shares, the Board of Directors of CHPT authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value in accordance with IFRS 2. The recognized compensation cost was $16 thousand for the nine months ended September 30, 2016.

CHPT used the fair value method to evaluate the options granted to employees on March 10, 2016 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on March 10, 2016
Grant-date share price (NT$)	$302.46
Exercise price (NT$)	$360.00
Dividends yield	—
Risk-free interest rate	0.37%
Expected life	12 days
Expected volatility	37.43%
Weighted average fair value of grants (NT$)	$0.04

Expected volatility was based on the average annualized historical share price volatility of CHPT’s comparable companies before the grant date.

35.	NON-CASH TRANSACTIONS

For the nine months ended September 30, 2017 and 2016, the Company entered into the following non-cash investing activities:

	Nine Months Ended September 30
	2017	2016
Increase in property, plant and equipment	$13,841,649	$10,847,788
Movements on other payables	2,749,806	1,464,188

	$16,591,455	$12,311,976

36.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 39 to the consolidated financial statements, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases were as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
Within one year	$3,256,037	$2,811,440	$3,018,462
Longer than one year but within five years	6,754,736	5,449,712	5,777,259
Longer than five years	885,271	960,069	1,049,322

	$10,896,044	$9,221,221	$9,845,043

b.	The Company as lessor

The Company leases out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases were as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
Within one year	$373,502	$427,159	$400,006
Longer than one year but within five years	563,901	600,093	591,255
Longer than five years	302,892	320,982	305,464

	$1,240,295	$1,348,234	$1,296,725

37.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, and proceeds from new debt or repayment of debt.

38.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except for what disclosed in the following table, the Company considers that the carrying amounts of financial assets and liablities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated:

December 31, 2016

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$1,989,892	$—	$1,995,869	$—
Bank debentures	150,000	—	150,488	—

	$2,139,892	$—	$2,146,357	$—

September 30, 2016

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$2,940,517	$—	$2,949,542	$—
Bank debentures	150,000	—	150,782	—

	$3,090,517	$—	$3,100,324	$—

The Level 2 fair values are estimated using discounted cash flow models. The models use market-based observable inputs including duration, yield rate and credit rating.

b.	Financial instruments that are measured at fair values on a recurring basis

September 30, 2017

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL Derivatives	$—	$1,878	$—	$1,878

Hedging derivative financial assets	$—	$537	$—	$537

Available-for-sale financial assets
Listed securities
Equity investments	$3,036,199	$—	$—	$3,036,199

December 31, 2016

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL Derivatives	$—	$217	$—	$217

Available-for-sale financial assets
Listed securities
Equity investments	$2,521,027	$—	$—	$2,521,027

Financial liabilities at FVTPL Derivatives	$—	$1,356	$—	$1,356

Hedging derivative financial liabilities	$—	$586	$—	$586

September 30, 2016

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL Derivatives	$—	$227	$—	$227

Hedging derivative financial assets	$—	$30	$—	$30

Available-for-sale financial assets
Listed securities
Equity investments	$2,544,826	$—	$—	$2,544,826

Financial liabilities at FVTPL Derivatives	$—	$9,568	$—	$9,568

There were no transfers between Levels 1 and 2 for the nine months ended September 30, 2017 and 2016.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)	For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

Categories of Financial Instruments

	September 30, 2017	December 31, 2016	September 30, 2016
Financial assets

Measured at FVTPL
Held for trading	$1,878	$217	$227
Hedging derivative financial assets	537	—	30
Held-to-maturity financial assets	—	2,139,892	3,090,517
Loans and receivables (Note a)	63,452,044	70,040,806	53,731,528
Available-for-sale financial assets (Note b)	5,273,575	4,763,847	4,781,959

Financial liabilities

Measured at FVTPL
Held for trading	—	1,356	9,568
Hedging derivative financial liabilities	—	586	—
Measured at amortized cost (Note c)	35,935,769	40,553,001	36,983,214

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets, other financial assets and refundable deposits (classified as other noncurrent assets) which were loans and receivables.

Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.

Note c:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payable and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and to the Board of Directors if needed.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
Assets
USD	$7,492,807	$5,326,692	$7,000,351
EUR	23,287	14,004	21,594
SGD	5,810	105,710	4,060
RMB	3,279	29,737	32,071
JPY	48,295	13,021	20,849
Liabilities
USD	6,131,750	4,237,739	7,034,097
EUR	653,629	967,727	666,867
SGD	48,192	576	622
RMB	282	49	53
JPY	5,835	10,454	9,404

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
Assets
USD	$481	$217	$227
EUR	1,934	—	30
Liabilities
USD	—	—	1,321
EUR	—	1,942	8,247

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Nine Months Ended September 30
	2017	2016
Profit or loss
Monetary assets and liabilities (a)
USD	$68,053	$(1,687)
EUR	(31,517)	(32,264)
SGD	(2,119)	172
RMB	150	1,601
JPY	2,123	572
Derivatives (b)
USD	4,511	24,536
EUR	6,294	16,089
Equity
Derivatives (c)
EUR	12,049	5,837

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to the forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, it would have the equal but opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
Fair value interest rate risk
Financial assets (a)	$21,998,068	$28,302,792	$5,686,785
Financial liabilities	300,000	—	70,000
Cash flow interest rate risk
Financial assets	7,270,885	6,581,916	7,797,041
Financial liabilities	1,723,000	1,738,000	1,668,000

a)	The held-to-maturity financial assets held by the Company were fixed income securities. As held-to-maturity financial assets were measured at amortized cost, changes in interest rates would not affect their fair values. Therefore, such financial assets were not included in the above table.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $13,870 thousand and $15,323 thousand for the nine months ended September 30, 2017 and 2016, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loan.

3)	Other price risk

The Company is exposed to equity price risks arising from listed equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower, other comprehensive income would have increased/decreased by $151,810 thousand and $127,241 thousand as a result of the changes in fair value of available-for-sale financial assets for the nine months ended September 30, 2017 and 2016, respectively.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More Than 5 Years	Total
September 30, 2017
Non-derivative financial liabilities
Non-interest bearing	—	$36,091,645	$—	$2,469,734	$4,548,472	$—	$43,109,851
Floating interest rate instruments	1.00	—	25,000	1,698,000	—	—	1,723,000
Fixed interest rate instruments	0.80	300,000	—	—	—	—	300,000

		$36,391,645	$25,000	$4,167,734	$4,548,472	$—	$45,132,851

December 31, 2016
Non-derivative financial liabilities
Non-interest bearing	—	$43,975,279	$—	$2,014,794	$4,609,580	$—	$50,599,653
Floating interest rate instruments	1.00	—	38,000	100,000	1,600,000	—	1,738,000

		$43,975,279	$38,000	$2,114,794	$6,209,580	$—	$52,337,653

September 30, 2016
Non-derivative financial liabilities
Non-interest bearing	—	$38,480,389	$—	$1,667,986	$4,522,574	$—	$44,670,949
Floating interest rate instruments	0.95	—	30,000	38,000	1,600,000	—	1,668,000
Fixed interest rate instruments	2.29	—	50,000	20,000	—	—	70,000

		$38,480,389	$80,000	$1,725,986	$6,122,574	$—	$46,408,949

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
September 30, 2017

Gross settled

Forward exchange contracts
Inflow	$90,326	$327,536	$39,771	$—	$457,633
Outflow	89,845	325,237	40,136	—	455,218

	$481	$2,299	$(365)	$—	$2,415

December 31, 2016

Gross settled

Forward exchange contracts
Inflows	$54,846	$266,741	$—	$—	$321,587
Outflows	54,629	268,683	—	—	323,312

	$217	$(1,942)	$—	$—	$(1,725)

(Continued)

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
September 30, 2016

Gross settled

Forward exchange contracts
Inflows	$490,669	$440,486	$—	$—	$931,155
Outflows	491,763	448,703	—	—	940,466

	$(1,094)	$(8,217)	$—	$—	$(9,311)

(Concluded)

2)	Financing facilities

	September 30, 2017	December 31, 2016	September 30, 2016
Unsecured bank loan facility
Amount used	$390,000	$118,000	$118,000
Amount unused	45,783,967	46,218,883	46,229,983

	$46,173,967	$46,336,883	$46,347,983

Secured bank loan facility
Amount used	$1,633,000	$1,620,000	$1,631,085
Amount unused	2,077,000	200,000	233,915

	$3,710,000	$1,820,000	$1,865,000

39.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
Skysoft Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Dian Zuan Integrating Marketing Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate

(Continued)

Company	Relationship
EnGenius Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
HopeTech Technologies Limited	Associate
ST-2 Satellite Ventures Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT

(Concluded)

b.	Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Associates	$99,406	$55,595	$246,035	$222,153
Joint ventures	—	1,207	87	5,804
Others	13,690	9,524	43,807	28,065

	$113,096	$66,326	$289,929	$256,022

	Operating Costs and Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Associates	$366,074	$330,223	$961,684	$1,007,878
Joint ventures	—	2,844	2,247	7,540
Others	5,343	4,484	66,543	60,440

	$371,417	$337,551	$1,030,474	$1,075,858

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Associates	$7,803	$11,094	$23,688	$28,327
Others	7	22	24	38

	$7,810	$11,116	$23,712	$28,365

3)	Receivables

	September 30, 2017	December 31, 2016	September 30, 2016
Associates	$36,362	$8,942	$12,792
Joint ventures	—	50	138
Others	4,650	4,807	7,222

	$41,012	$13,799	$20,152

4)	Payables

	September 30, 2017	December 31, 2016	September 30, 2016
Associates	$581,419	$756,930	$522,915
Joint ventures	476	954	320
Others	4,353	4,189	4,484

	$586,248	$762,073	$527,719

5)	Customers’ deposits

	September 30, 2017	December 31, 2016	September 30, 2016
Associates	$7,220	$10,355	$7,235
Joint ventures	—	640	640

	$7,220	$10,995	$7,875

6)	Acquisition of property, plant and equipment

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Associates	$56,116	$67,313	$120,151	$67,313
Joint ventures	—	—	46	6,869

	$56,116	$67,313	$120,197	$74,182

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the three months ended September 30, 2017 was $98,355 thousand, which consisted of an offsetting credit of the prepayment of $51,100 thousand and an additional accrual of $47,255 thousand. The total rental expense for the nine months ended September 30, 2017 was $293,366 thousand, which consisted of an offsetting credit of the prepayment of $153,300 thousand and an additional accrual of $140,066 thousand. The total rental expense for the three months ended September 30, 2016 was $95,877 thousand, which consisted of an offsetting credit of the prepayment of $51,099 thousand and an additional accrual of $44,778 thousand. The total rental expense for the nine months ended September 30, 2016 was $299,607 thousand, which consisted of an offsetting credit of the prepayment of $153,299 thousand and an additional accrual of $146,308 thousand. The prepaid rents (classified as prepayments) as of balance sheet dates were as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
Prepaid rents - current	$204,398	$204,398	$204,398
Prepaid rents - noncurrent	1,601,119	1,754,419	1,805,518

	$1,805,517	$1,958,817	$2,009,916

c.	Compensation of key management personnel

The compensation of directors and other key management personnel was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Short-term employee benefits	$83,687	$57,252	$216,407	$189,239
Post-employment benefits	2,314	2,014	6,628	6,017
Share-based payment	1,142	444	1,930	1,335

	$87,143	$59,710	$224,965	$196,591

The compensation of directors and other key management personnel was mainly determined by the compensation committee having regard to the performance of individual and market trends.

40.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans and custom duties of the imported materials.

	September 30, 2017	December 31, 2016	September 30, 2016
Property, plant and equipment	$2,557,731	$2,579,866	$2,587,245
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets - others)	18,324	20,633	15,585

	$4,574,788	$4,599,232	$4,601,563

41.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

The Company’s significant contingent liabilities and recognized commitments, excluding those disclosed in other notes, were as follows:

a.	As of September 30, 2017, acquisitions of land and buildings of $101,765 thousand.

b.	As of September 30, 2017, acquisitions of telecommunications equipment of $19,166,779 thousand.

c.	As of September 30, 2017,unused letters of credit amounting to $50,000 thousand.

d.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.	CHPT signed the contract for its headquarters construction amounted to $1,613,800 thousand as of July, 2017. The payment is not yet paid as of September, 2017.

42.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of the currency which is other than functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency in the consolidated financial statements, which is NTD:

	September 30, 2017
	Foreign Currencies	Exchange Rate	New Taiwan Dollars
Assets denominated in foreign currencies

Monetary items
Cash
USD	$26,147	30.26	$791,198
EUR	627	35.75	22,420
SGD	167	22.30	3,723

(Continued)

	September 30, 2017
	Foreign Currencies	Exchange Rate	New Taiwan Dollars
RMB	$720	4.551	$3,279
JPY	169,196	0.269	45,514
Accounts receivable
USD	221,468	30.26	6,701,609
EUR	24	35.75	867
SGD	94	22.30	2,087
JPY	10,338	0.269	2,781
Non-monetary items
Investments accounted for using equity method
USD	762	30.26	23,044
SGD	24,948	22.30	556,344
VND	201,947,107	0.00121	244,356

Liabilities denominated in foreign currencies

Monetary items
Accounts payable
USD	202,635	30.26	6,131,750
EUR	18,283	35.75	653,629
SGD	2,161	22.30	48,192
RMB	62	4.551	282
JPY	21,691	0.269	5,835

(Concluded)

	December 31, 2016
	Foreign Currencies	Exchange Rate	New Taiwan Dollars
Assets denominated in foreign currencies
Monetary items
Cash
USD	$15,992	32.25	$515,733
EUR	413	33.90	14,004
SGD	4,701	22.29	104,784
RMB	6,441	4.617	29,737
JPY	41,821	0.276	11,543
Accounts receivable
USD	149,177	32.25	4,810,959
SGD	42	22.29	926
JPY	5,354	0.276	1,478
Non-monetary items
Investments accounted for using equity method
USD	727	32.25	23,458
SGD	20,944	22.29	466,847
VND	213,034,109	0.00129	274,814

(Continued)

	December 31, 2016
	Foreign Currencies	Exchange Rate	New Taiwan Dollars
Liabilities denominated in foreign currencies

Monetary items
Accounts payable
USD	$131,403	32.25	$4,237,739
EUR	28,547	33.90	967,727
SGD	26	22.29	576
RMB	11	4.617	49
JPY	37,877	0.276	10,454

(Concluded)

	September 30, 2016
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Foreign assets

Monetary items
Cash
USD	$11,862	31.36	$371,987
EUR	616	35.08	21,594
SGD	133	22.97	3,049
RMB	6,857	4.677	32,071
JPY	53,619	0.311	16,676
Accounts receivable
USD	211,364	31.36	6,628,364
SGD	44	22.97	1,011
JPY	13,418	0.311	4,173
Non-monetary items
Investments accounted for using equity method
USD	696	31.36	21,827
SGD	23,929	22.97	549,651
VND	184,199,003	0.00128	235,885

Foreign liabilities

Monetary items
Accounts payable
USD	224,302	31.36	7,034,097
EUR	19,010	35.08	666,867
SGD	27	22.97	622
RMB	11	4.677	53
JPY	30,238	0.311	9,404

The unrealized foreign currency exchange gains were $25,319 thousand and $15,009 thousand for the three months ended September 30, 2017 and 2016, respectively. The unrealized foreign currency exchange gains and losses were loss of $25,649 thousand and gain of $29,936 thousand for the nine months ended September 30, 2017 and 2016, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 6.

j.	Derivative instruments transactions: Please see Notes 7, 21 and 38.

k.	Investment in Mainland China: Please see Table 7.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 8.

44.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services; and (e) the methods used to provide the services to the customers are the same.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
For the three months ended September 30, 2017

Revenues
From external customers	$17,773,330	$26,962,640	$7,200,085	$3,165,655	$1,323,193	$56,424,903
Intersegment revenues	5,694,088	504,532	1,127,381	579,383	1,129,919	9,035,303

Segment revenues	$23,467,418	$27,467,172	$8,327,466	$3,745,038	$2,453,112	65,460,206

Intersegment elimination						(9,035,303)

Consolidated revenues						$56,424,903

Segments operating costs and expenses	$15,532,978	$19,279,714	$3,186,733	$3,195,271	$2,796,800	$43,991,496

Segment income before income tax	$6,425,112	$3,314,558	$2,984,266	$182,128	$(323,680)	$12,582,384

For the nine months ended September 30, 2017

Revenues
From external customers	$51,537,731	$80,408,472	$21,184,661	$10,003,288	$3,495,292	$166,629,444
Intersegment revenues	17,041,828	1,543,889	3,372,192	1,741,086	3,204,008	26,903,003

Segment revenues	$68,579,559	$81,952,361	$24,556,853	$11,744,374	$6,699,300	193,532,447

Intersegment elimination						(26,903,003)

Consolidated revenues						$166,629,444

Segments operating costs and expenses	$45,530,847	$57,589,682	$9,555,353	$9,788,996	$7,861,754	$130,326,632

Segment income before income tax	$18,762,371	$9,842,306	$8,553,050	$824,062	$(726,697)	$37,255,092

For the three months ended September 30, 2016

Revenues
From external customers	$18,813,855	$27,795,181	$6,962,399	$3,947,287	$999,257	$58,517,979
Intersegment revenues	5,554,025	611,914	1,176,733	685,011	1,059,045	9,086,728

Segment revenues	$24,367,880	$28,407,095	$8,139,132	$4,632,298	$2,058,302	67,604,707

Intersegment elimination						(9,086,728)

Consolidated revenues						$58,517,979

Segments operating costs and expenses	$16,625,812	$20,583,677	$3,272,439	$4,109,627	$2,425,350	$47,016,905

Segment income before income tax	$6,374,168	$3,002,330	$2,695,879	$112,952	$(305,445)	$11,879,884

(Continued)

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
For the Nine Months Ended September 30, 2016

Revenues
From external customers	$55,025,795	$82,430,795	$20,487,114	$10,982,240	$2,731,620	$171,657,564
Intersegment revenues	16,816,905	1,892,891	3,478,727	2,004,051	2,907,321	27,099,895

Segment revenues	$71,842,700	$84,323,686	$23,965,841	$12,986,291	$5,638,941	198,757,459

Intersegment elimination						(27,099,895)

Consolidated revenues						$171,657,564

Segments operating costs and expenses	$48,531,413	$57,316,094	$9,483,479	$10,968,848	$7,180,453	$133,480,287

Segment income before income tax	$19,413,784	$12,705,128	$7,825,926	$726,150	$(1,016,957)	$39,654,031

(Concluded)

Main Products and Service Revenues

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Mobile services revenue	$19,006,767	$19,681,670	$57,261,226	$59,421,988
Local telephone and domestic long distance telephone services revenue	8,255,374	8,670,484	24,390,648	26,087,873
Sales of products	9,202,867	7,812,820	26,442,315	22,130,488
Broadband access and domestic leased line services revenue	5,734,620	5,817,765	17,272,225	17,479,725
Internet services revenue	5,321,512	5,252,231	15,839,407	15,656,336
International network and leased telephone services revenue	2,130,070	2,849,514	7,003,858	8,156,075
Others	6,773,693	8,433,495	18,419,765	22,725,079

	$56,424,903	$58,517,979	$166,629,444	$171,657,564

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Youth Co., Ltd.	b	$560,234	$200,000	$200,000	$—	$—	3.57	$2,801,171	Yes	No	No	Notes 3 and 4
		ISPOT Co., Ltd.	c	560,234	150,000	150,000	150,000	—	2.68	2,801,171	Yes	No	No	Notes 3 and 4
		Aval Technologies Co., Ltd.	b	560,234	300,000	300,000	300,000	—	5.35	2,801,171	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2: Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.
b.	Majority owned subsidiary.
c.	The Company and subsidiary owns over 50% ownership of the investee company.
d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.
e.	Guaranteed by the Company according to the construction contract.
f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2017				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927	$1,789,530	12	$—	—
	Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	242,521	4	—	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	5,252	52,520	17	—	—
	Global Mobile Corp.	—	Financial assets carried at cost	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets carried at cost	1,000	26,834	2	—	—
	RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets carried at cost	1,200	12,000	2	—	—
	China Airlines Ltd.	—	Available-for-sale financial assets	263,622	2,978,930	5	2,978,930	Note 2

Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	—	—

CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	—	—

Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets carried at cost	4,571	73,964	11	—	—
	PChome Store Inc.	—	Available-for-sale financial assets	280	17,217	1	17,217	Note 2
	Tons Lightology Inc.	—	Available-for-sale financial assets	1,358	40,052	3	40,052	Note 2

Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets carried at cost	—	24,557	5	—	—

Note 1:	Showing at carrying amounts with adjustments for fair value and deducted accumulated impairment loss; otherwise, showing at their original carrying amounts on amortized cost deducted the accumulated impairment loss.
Note 2:	Fair value was based on the closing price on September 30, 2017.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
Chunghwa Telecom Co., Ltd.	Bonds
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	$500,000 (Note 2)	—	$—	—	$—	$500,000 (Note 2)	$—	—	$—
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	350,000 (Note 2)	—	—	—	—	350,000 (Note 2)	—	—	—
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	—	300,000 (Note 2)	—	—	—

Note 1:	Showing at their original investing amounts without adjustments for fair values.
Note 2:	Showing at their nominal amounts.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars)

			Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
Company Name	Related Party	Nature of Relationship	Purchase/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$909,014	1	30 day	$—	—	$219,891	1
			Purchase	8,270,189	10	30-90 day	—	—	(1,308,698)	(9)
	CHIEF Telecom Inc.	Subsidiary	Sales	254,474	—	30 day	—	—	41,161	—
			Purchase	228,462	—	60 day	—	—	(41,916)	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	595,850	1	30 day	—	—	(252,318)	(2)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	3,595,235	4	30-60 day	—	—	(722,146)	(5)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	127,693	—	30 day	—	—	45,655	—
			Purchase	323,127	—	90 day	—	—	(70,876)	—
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	284,506	—	90 day	—	—	(50,873)	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Sales	130,835	—	30 day	—	—	100,432	—
			Purchase	204,013	—	90 day	—	—	(103,776)	(1)
	ST-2 Satellite Ventures Pte. Ltd.	Associate	Purchase	293,365	—	30 day	—	—	(47,347)	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	473,741	1	30-90 day	—	—	(323,250)	(2)
	So-net Entertainment Taiwan Limited	Associate	Sales	147,526	—	60 day	—	—	228	—
	International Integrated System, Inc.	Associate	Purchase	105,677	—	30 day	—	—	(49,852)	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	8,292,586	31	30-90 day	—	—	1,313,767	58
			Purchase	696,669	3	30 day	—	—	(205,077)	(7)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	114,573	1	30 day	—	—	—	—
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	228,462	15	60 day	—	—	41,916	24
			Purchase	254,109	26	30 day	—	—	(41,067)	(39)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	913,880	78	30 day	—	—	252,318	64
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	3,595,235	99	30-60 day	—	—	722,146	99
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	323,127	40	90 day	—	—	70,876	74
			Purchase	127,693	17	30 day	—	—	(45,655)	(51)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	284,506	61	90 day	—	—	50,873	64
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	204,013	23	90 day	—	—	103,776	32
			Purchase	130,835	16	30 day	—	—	(100,432)	(35)

Note 1:	Purchase included acquisition of services costs.

Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 5:	All intra-company transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$503,112 (Note 2)	14.32	$—	—	$429,497	$—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	100,432 (Note 2)	2.27	—	—	100,432	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,710,707 (Note 2)	7.35	—	—	916,076	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	251,379 (Note 2)	3.77	—	—	67,898	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	722,110 (Note 2)	7.23	—	—	446,021	—
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	103,776 (Note 2)	2.17	—	—	103,776	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2017			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2017	December 31, 2016	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	29	$1,608,409	$630,150	$176,627	Subsidiary (Note 6)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,850,766	6,058	6,082	Subsidiary (Note 6)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	1,567,453	1,567,453	402,590	100	1,546,546	35,321	35,321	Subsidiary (Note 6)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	830,090	105,189	105,189	Subsidiary (Note 6)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	699,074	(11,651)	(116)	Subsidiary (Note 6)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	468,326	482,165	40,170	67	783,852	276,481	190,275	Subsidiary (Note 6)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	2,287,600	247,671	220,624	Subsidiary (Note 6)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	216,378	(3,683)	(3,683)	Subsidiary (Note 6)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services	180,000	180,000	18,000	100	378,693	145,694	145,694	Subsidiary (Note 6)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	187,622	17,403	17,403	Subsidiary (Note 6)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	148,275	148,275	—	100	124,128	(1,325)	(1,325)	Subsidiary (Note 6)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	215,448	43,186	44,877	Subsidiary (Note 6)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	100,000	—	1,000	100	100,075	(2,904)	(2,904)	Subsidiary (Note 6)
	Spring House Entertainment Tech. Inc.	Taiwan	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	62,209	62,209	10,277	56	93,257	2,103	1,219	Subsidiary (Note 6)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	89,099	25,223	24,063	Subsidiary (Note 6)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	71,004	10,982	5,473	Subsidiary (Note 6)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	46,561	4,998	4,998	Subsidiary (Note 6)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(9,397)	(659)	(2,614)	Subsidiary (Note 6)
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	32	288,283	(5,332)	(1,973)	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	244,356	116,829	35,042	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	121,013	147,042	103,017	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2017			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2017	December 31, 2016	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	$67,025	$67,025	4,438	30	$145,329	$22,186	$7,291	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	109,526	(6,006)	(1,802)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	69,013	69,013	5,926	26	117,464	(17,951)	(4,255)	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	50,462	(22,496)	(5,988)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	15	17,487	(54,079)	(8,685)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	60,000	60,000	6,000	14	27,593	(43,579)	(6,275)	Associate
	Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	50,000	50,000	5,000	50	1,897	(1,558)	(779)	Joint venture (Note 3)
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	805,633	301,110	101,815	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,416,645	2,416,645	81,175	100	519,321	(25,721)	(23,936)	Subsidiary (Note 6)
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	7	7,653	(54,079)	(3,986)	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	335,450	335,450	13,780	89	257,395	(8,989)	(16,357)	Subsidiary (Note 6)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	60,000	60,000	6,000	100	62,554	2,034	2,034	Subsidiary (Note 6)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,037	(115)	(115)	Subsidiary (Note 6)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	49,116	9,988	9,988	Subsidiary (Note 6)
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	18,542	—	—	Subsidiary (Notes 4 and 6)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	556,344	207,771	78,953	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	199,736	199,736	12,558	38	2,166,119	623,650	254,075	Subsidiary (Note 6)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,422	20,000	2,117	4	38,166	276,481	9,953	Associate (Note 6)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	43,120	630,150	2,536	Associate (Note 6)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	12,636	12,636	400	100	24,079	5,622	5,622	Subsidiary (Note 6)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,151	270	270	Subsidiary (Note 6)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	54,450	54,450	1,700	100	46,771	(6,953)	(6,953)	Subsidiary (Note 6)
Prime Asia Investments Group,	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	216,376	(3,683)	(3,683)	Subsidiary (Note 6)
Ltd. (B.V.I.)	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	—	—	Associate
Senao International (Samoa)	Senao International HK Limited	Hong Kong	International investment	2,393,646	2,393,646	80,440	100	481,407	(25,204)	(25,204)	Subsidiary (Note 6)
Holding Ltd.	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunications products sales	21,177	21,177	5,240	45	23,044	(1,176)	(529)	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2017			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2017	December 31, 2016	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	$53,021	$53,021	—	100	$20,641	$(3,592)	$(3,944)	Subsidiary (Note 6)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	6,920	—	100	19,120	2,053	1,901	Subsidiary (Note 6)

CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,078	49	37,863	5,053	676	Associate

Note 1:	The amounts were based on reviewed financial statements.
Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	In December 2016, the stockholders of Chunghwa Benefit One Co., Ltd. approved that Chunghwa Benefit One Co., Ltd. would start its dissolution from December 31, 2016. The liquidation of Chunghwa Benefit One Co., Ltd. is still in process.
Note 4:	Concord Technology Co., Ltd. was approved to end and dissolve its business in August 2017. The liquidation of Concord Technology Co., Ltd. is still in process.
Note 5:	Investment in mainland China is included in Table 7.
Note 6:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2017	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2017	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2017	Accumulated Inward Remittance of Earnings as of September 30, 2017	Note
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self-production products	$47,321	2	$47,321	$—	$18,891	$—	$—	—	$—	$—	$—	Notes 7 and 10

Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	1,073,170	2	1,073,170	—	—	1,073,170	4,310	100	4,310	193,710	—	Note 10

Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	(30,656)	100	(30,656)	125,724	—	Note 10

Senao International Trading (Shanghai) Co., Ltd. (Note 11)	Maintenance of information and communication technologies products	87,540	2	87,540	—	—	87,540	(946)	100	(946)	70,919	—	Notes 8 and 10

Senao International Trading (Jiangsu) Co., Ltd.	Sale of information and communication technologies products	263,736	2	263,736	—	—	263,736	2,133	100	2,133	88,033	—	Note 10

Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(3,351)	100	(3,351)	58,222	—	Note 10

Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	(471)	75	(353)	113,895	—	Notes 9 and 10

Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(6,979)	100	(6,979)	43,696	—	Note 10

Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	3,082	49	1,510	5,915	—	Note 10

(Continued)

Investee	Accumulated Investment in Mainland China as of September 30, 2017	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$2,380,284	$2,380,284	$3,375,642
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	219,678,748
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	219,678,748
Shanghai Taihua Electronic Technology Limited (Note 5)	51,233	97,965	3,687,449
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	651,472

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.
b.	Investments through a holding company registered in a third region.
c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.
Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.
Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.
Note 5:	Shanghai Taihua Electronic Technology Limited was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.
Note 7:	Glory Network System Service (Shanghai) Co., Ltd. completed its liquidation in August 2017 and Concord Technology Co., Ltd. received the proceeds from liquidation.
Note 8:	Senao International Trading (Shanghai) Co., Ltd. was approved to end and dissolve its business in March 2017. The liquidation of Senao International Trading (Shanghai) Co., Ltd. is still in process.
Note 9:	Jiangsu Zhenhua Information Technology Company, LLC. was approved to end its business and dissolve in May 2016. The liquidation of Jiangsu Zhenhua Information Technology Company, LLC. is still in process.
Note 10:	The amount was eliminated upon consolidation.
Note 11:	The English name is the same as the above entity; however the Chinese name included in the respective Articles of Incorporations is different from the above entity.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2017	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$219,891	—	—
					Accrued custodial receipts	283,221	—	—
					Accounts payable	1,308,698	—	—
					Amounts collected for others	403,710	—	—
					Revenues	909,014	—	—
					Operating costs and expenses	8,270,189	—	5
					Inventories	12,834	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	41,161	—	—
					Accounts payable	41,916	—	—
					Revenues	254,474	—	—
					Operating costs and expenses	228,462	—	—
			CHYP Multimedia Marketing & Communications Co., Ltd.	a	Accounts payable	11,982	—	—
					Amounts collected for others	71,304	—	—
					Revenues	20,591	—	—
					Operating costs and expenses	53,726	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	19,687	—	—
					Accounts payable	252,318	—	—
					Revenues	45,877	—	—
					Operating costs and expenses	595,850	—	—
					Inventories	94,319	—	—
					Prepayments	111,400	—	—
					Property, plant and equipment	78,927	—	—
					Intangible assets	35,074	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	18,918	—	—
					Accounts payable	50,873	—	—
					Revenues	40,501	—	—
					Operating costs and expenses	284,506	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	45,655	—	—
					Accounts payable	70,876	—	—
					Revenues	127,693	—	—
					Operating costs and expenses	323,127	—	—
			Spring House Entertainment Tech. Inc.	a	Amounts collected for others	11,991	—	—
					Revenues	15,112	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	14,602	—	—
					Revenues	10,765	—	—
					Operating costs and expenses	58,243	—	—
			Light Era Development Co., Ltd.	a	Inventories	49,964	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	$100,432	—	—
					Accounts payable	103,776	—	—
					Revenues	130,835	—	—
					Operating costs and expenses	204,013	—	—
			Chunghwa Sochamp Technology Inc.	a	Accounts payable	27,378	—	—
					Operating costs and expenses	20,334	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	722,146	—	—
					Revenues	34,016	—	—
					Operating costs and expenses	3,595,235	—	3
	1	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	71,238	—	—
	2	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	c	Prepayments	11,989	—	—
	3	Chunghwa Telecom Singapore Pte., Ltd.	Donghwa Telecom Co., Ltd.	c	Prepayments	20,220	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2017, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the nine months ended September 30, 2017.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)